Exhibit 99.2

MAREX GROUP LIMITED

GLOBAL OMNIBUS PLAN

Rules originally adopted by the board of Marex Group Plc on 12 April 2024 and originally approved by shareholders of Marex Group Plc on 24 April 2024 as the Marex Group Plc Global Omnibus Plan

and amended by a duly authorised committee of the board of Marex Group plc on 24 June 2026

Rules adopted and assumed by the board of the Company on 25 June 2026 as the Marex Group

Limited Global Omnibus Plan and approved by shareholders of the Company on 25 June 2026

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1.	DEFINITIONS AND INTERPRETATION

1.1	In the Plan, the following words and expressions shall bear, unless the context otherwise requires, the meanings set forth below:

“Applicable Laws” means the requirements relating to the administration of equity incentive plans under Bermuda, United Kingdom and U.S. federal and state securities, tax and other applicable laws, rules and regulations, the applicable rules of Nasdaq or any stock exchange or quotation system on which the Shares are listed or quoted, the applicable laws and rules of any foreign country or other jurisdiction where Awards are granted and any regulatory requirements (including any requirement of the UK Financial Conduct Authority or the UK Prudential Regulation Authority or any other regulatory body) that apply to the Awards;

“Award” means an Option (including an Incentive Stock Option), a Conditional Award, a Restricted Share Award, a SAR or any Other Share or Cash Based Award;

“Award Agreement” means a written agreement evidencing an Award, which may be electronic, that contains such terms and conditions as the Committee determines, consistent with and subject to the terms and conditions of the Plan (and may include a grant notice);

“Award Expiration Date” means the date of expiry of the Award to the extent specified in the applicable Award Agreement;

“Board” means the board of directors of the Company;

“Career Retiree” means a Participant who voluntarily resigns (and ceases employment with the Group) and who the Committee acting reasonably determine is such, having regard to:

(a)	the circumstances and timing of the resignation and seniority of the Participant; and

(b)	any representations made by the Participant

save that to the extent Schedule 3 applies to a Participant, the definition of “Career Retiree” is as set forth in Schedule 3;

“Clawback” means an obligation to repay the amounts referred to in Rule 16.4 (Amount to be subject to Clawback);

“Code” means the US Internal Revenue Code of 1986, as amended and the regulations issued thereunder;

“Committee” means the remuneration committee of the Board and/or a duly authorised person(s), on and after the occurrence of a corporate event described in Rule 13 (Takeovers and other corporate events), the remuneration committee of the Board as constituted immediately before such event occurs and/or any duly authorised person(s) before such event;

“Company” means Marex Group Limited, an exempted company limited by shares incorporated on 2 October 2025 in Bermuda, with registered number 202505104 and having its registered office at Crawford House, 50 Cedar Avenue, Hamilton, HM11 Bermuda;

“Companies Act” shall (save where the Companies Act of another jurisdiction is expressly referred to) mean the Bermuda Companies Act 1981, as amended;

“Conditional Award” means a conditional right to acquire Shares (or receive cash based on the Market Value of Shares, subject to Rule 10 (Cash Alternative)) which is designated as a conditional award by the Committee under Rule 3.2 (Type of Award);

“Control” means control within the meaning of section 86(4) of the Companies Act;

“Deferred Bonus Award” means where the Committee has determined that a proportion of an employee’s annual bonus shall be delivered as an Award (or where the employee agrees that a proportion of their annual bonus shall be delivered as an Award), following the determination of such annual bonus;

“Dividend Equivalent” means a benefit calculated by reference to dividends paid on Shares as described in Rule 3.5 (Dividend equivalents);

“Early Vesting Date” means either:

(a)	the later of:

(i)	the date of termination of employment of a Participant in the circumstances referred to in Rule 12.1 (Good leavers before the Normal Vesting Date); and

(ii)	early determination of any Performance Condition relating to such termination; or

(b)	the date of the relevant event in Rule 13.1 (General offers) or Rule 13.2 (Schemes of arrangement and winding up) or the date of Vesting referred to in Rule 13.3 (Demergers);

“Equity Restructuring” means, as determined by the Committee, a non-reciprocal transaction between the Company and its shareholders, such as a share dividend, share split, spin-off or recapitalization through a large, nonrecurring cash dividend, that affects the Shares (or other securities of the Company) or the price of a Share (or other security of the Company) and/or causes a change in the per Share value of the Shares underlying outstanding Awards;

“Exercise Period” means the period referred to in Rule 8.1 (Options and SARs) during which an Option or SAR may be exercised;

“Exercise Price” means the amount, if any, payable on the exercise of an Option (or a SAR) as applicable;

“Expiration Date” means the date that is 10 years after the earlier of (i) the date on which the Board adopts the Plan; and (ii) the date the Company’s shareholders approve the Plan;

“Good Leaver” means, unless the Committee determines otherwise in the applicable Award Agreement, if a Participant ceases to be an employee of a Group Member by reason of:

(a)	death;

(b)	ill health, injury or disability (as evidenced to the satisfaction of the Committee);

(c)	redundancy (within the meaning of the Employment Rights Act 1996) or any overseas equivalent;

(d)	mutual agreement with the Participant’s employer;

(e)	becoming a Career Retiree;

(f)	their employment being with either a company which ceases to be a Group Member or relating to a business or part of a business which is transferred to a person who is not a Group Member; or

(g)	for any other reason, if the Committee so decides;

and in each case, the Participant does not become a Subsequent Bad Leaver;

“Grant Date” means the date on which an Award is granted, as detailed in the applicable Award Agreement;

“Group Member” means:

(a)	the Company or a body corporate which is the Company’s holding company (within the meaning of section 86(2) of the Companies Act ) or a Subsidiary of the Company’s holding company; and

(b)

a body corporate which is a subsidiary (within the meaning of section 86(1) of the Companies Act) of a body corporate within paragraph (a) above and has been designated by the Board for this purpose; and

(c)	any other body corporate in relation to which a body corporate within paragraph

(a)	or (b) above is able (whether directly or indirectly) to exercise 20% or more of its equity voting rights and has been designated by the Board for this purpose,

and “Group” shall mean all Group Companies;

“Incentive Stock Option” means an Option intended to qualify as an “incentive stock option” as defined in Section 422 of the Code;

“ITEPA” means the UK Income Tax (Earnings and Pensions) Act 2003;

“Marex Group plc” means Marex Group plc, a public limited company incorporated and registered in England and Wales, with company number 05613060;

“Market Value” on any day shall be determined as follows:

(a)

if on the day of Vesting or exercise, Shares are quoted on Nasdaq or on any other established stock exchange, the middle-market quotation of a Share on that day (or if no sale occurred on such date, the last day preceding such date during which a sale occurred); or

(b)	if Shares are not so quoted, such value of a Share as the Committee reasonably determines;

“Material Risk Taker” means a Participant that:

(a)	has been identified by the Company as a material risk taker, within the meaning of the UK Financial Conduct Authority’s Systems and Controls Sourcebook 19G.5.1; and

(b)	does not meet the individual proportionality criteria set out in the UK Financial Conduct Authority’s Systems and Controls Sourcebook 19G.5.9,

“Normal Vesting Date” means the date on which an Award Vests under Rule 7.1 (Timing of Vesting: Normal Vesting Date);

“Option” means a conditional right to acquire Shares which is designated as an option by the Committee under Rule 3.2 (Type of Award), including an Incentive Stock Option;

“Other Share or Cash Based Award” means cash awards, awards of Shares and other awards valued wholly or partially by referring to or are otherwise based on or calculated with reference to Shares, including rights to receive Shares to be delivered in the future, any award which may in whole or part be deferred into an Award (including Deferred Bonus Awards) and annual or other periodic or long-term cash bonus awards (whether based on specified Performance Conditions or otherwise);

“Overall Share Limit” means the sum of, as may be subject to adjustment pursuant to Rule 15 (Adjustment of Awards): (a) 7,081,808 Shares; (b) 142,709 Shares in respect of an Award to Ian Lowitt; and (c) an annual increase on the first day of each calendar year beginning January 1, 2025 and ending on and including January 1, 2034, equal to the lesser of (i) 5% of the aggregate number of Shares outstanding on the last day of the immediately preceding calendar year; and (ii) such smaller number of Shares as is determined by the Board;1

“Participant” means a person who holds an Award including their personal representatives;

“Performance Condition” means a condition related to performance which is specified by the Committee under Rule 3.1 (Terms of grant);

“Personal Data” means any information relating to an identified or identifiable natural person. An identifiable natural person is one who can be identified, directly or indirectly, by reference to an identifier such as name, an identification number, location data, an online identifier or to one or more factors specific to the physical, physiological, genetic, mental, economic, cultural or social identity of that natural person;

“Plan” means the Marex Group Limited Global Omnibus Plan, as amended and/or restated from time to time;

“Public Trading Date” means the first date upon which the Shares are listed (or approved for listing) upon notice of issuance on Nasdaq or another securities exchange or designated (or approved for designation) upon notice of issuance as a national market security on an interdealer quotation system;

“Restricted Shares” means Shares comprised in a Restricted Share Award which are subject to certain restrictions and forfeiture under the Plan and applicable Award Agreement;

“Restricted Share Award” means the transfer of the beneficial interest in Restricted Shares to a Participant and the subsequent holding of that interest in accordance with the Plan and applicable Award Agreement;

“Retention Period Condition” means the terms and conditions that restrict the sale, transfer, disposal or assignment of Vested Shares acquired by an individual on or following the Vesting or exercise of an Award and which is specified by the Committee under Rule 3.1 (Terms of grant), being the terms and conditions set out in Schedule 2 to the Plan or

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Representing the Overall Share Limit as originally approved by the members of Marex Group plc in respect of Marex Group plc shares in April 2024, such limit having increased in accordance with its terms prior to the date of adoption of this Plan by the Company.

such other terms determined by the Committee, at its discretion, on or prior to the Grant Date;

“Rule” means a rule of the Plan (or relevant Sub-Plan, as applicable);

“SAR” means a share appreciation right which will entitle the Participant to receive from the Company upon exercise of the exercisable portion of the share appreciation right an amount determined by multiplying the excess, if any, of the Market Value of one Share on the date of exercise over the exercise price per Share of the share appreciation right by the number of Shares with respect to which the share appreciation right is exercised, subject to any limitations of the Plan or that the Committee may impose and be payable in cash, Shares valued at Market Value, or a combination of the two as the Committee may determine or provide in the Award Agreement;

“Section 409A” means section 409A of the Code and all regulations, guidance, compliance programs and other interpretative authority thereunder;

“Securities Act” means the US Securities Act of 1933, as amended from time to time; “Shares” means fully paid ordinary shares in the capital of the Company;

“Subsequent Bad Leaver” means any Participant who ceases to be employed by a Group Member as a Good Leaver where subsequent to the Participant’s Good Leaver designation, the Committee determines that:

(a)

grounds existed during the Participant’s employment with the Group that had they been known at the time of the Participant’s termination of employment, the Committee would not have designated them as a Good Leaver; or

(b)

such Participant has breached any confidentiality, non-disparagement or restrictive covenants (or obligation having a similar effect thereto) set out in any agreement which the Participant and a Group Member are (or were, prior to the termination of such person’s employment) parties including, without limitation, where any such agreement has terminated but such restrictive covenant (or obligation, as the case may be) has survived such termination;

“Subsidiary” means a body corporate which is a subsidiary (within the meaning of section 86(1) of the Companies Act);

“Tax Liability” means any amount of tax or employee National Insurance contributions (or similar social security or other contributions arising in any jurisdiction) for which a Participant would or may be liable and for which any Group Member or former Group Member would or may be obliged to (or would or may suffer a disadvantage if it were not to) account or withhold or remit to any relevant authority;

“Vest” means:

(a)	in relation to an Option or SAR, it vesting;

(b)	in relation to a Conditional Award, a Participant becoming entitled to have Shares transferred to them (or their nominee) subject to the Rules; and

(c)	in relation to a Restricted Share Award, the restrictions and forfeiture imposed on the Restricted Shares under the Plan and/or applicable Award Agreement ceasing to apply,

in each case but for the application of any Retention Period Condition and “Vesting” shall be construed accordingly;

“Vested Shares” means those Shares in respect of which an Award Vests;

“Vesting Date” means the date on which an Award Vests under Rule 7.1 (Timing of Vesting: Vesting Date).

1.2	Any reference in the Plan to any enactment includes a reference to that enactment as from time to time modified, extended or re-enacted.

1.3	Where the context admits, a reference to the singular includes the plural.

1.4	Expressions in italics, headings and any footnotes are for guidance only and do not form part of the Plan.

1.5	The words and expressions defined in the rules of the Plan shall have the same meaning when used in any Appendix, Exhibit or Schedule to the Plan, except where otherwise defined.

1.6

Any references to a “person” includes any individual, firm, company, corporation, body corporate, government, state or agency of state, trust or foundation, or any association, partnership or unincorporated body (whether or not having separate legal personality) or two or more of the foregoing.

1.7

Any phrase introduced by the words “including”, “include”, “in particular” or any similar expression shall be construed as illustrative only and shall not be construed as limiting the generality of any preceding words.

1.8	The words “other” and “otherwise” shall not be construed eiusdem generis with any foregoing words where a wider construction is possible.

2.	ELIGIBILITY

An individual is eligible to be granted an Award under the Plan only if they are an employee (whether or not they are also a director) of a Group Member on the Grant Date. The Plan (excluding the non-employee sub-plan of the Plan which is established for the purposes of granting awards to certain non-employees) is intended to be an employees’ share scheme for the purposes of section 1166 of the United Kingdom Companies Act 2006.

3.	GRANT OF AWARDS

3.1	Terms of grant

Subject to Rule 3.7 (Timing of grant), Rule 3.8 (Approvals and consents) and Rule 5 (Limits), the Committee may resolve to grant an Award to any person who is eligible to be granted an Award under Rule 2 (Eligibility), on the terms set out in the Plan and may specify such additional terms that apply to the Award and/or to the Shares acquired under an Award as the Committee may specify including any Performance Condition, Retention Period Condition or any additional requirements under any local sub-plan or schedule.

3.2	Type of Award

(a)

On or before the Grant Date, the Committee shall determine whether an Award shall be an Option (including an Incentive Stock Option), a SAR, a Conditional Award, a Restricted Share Award or Other Share or Cash Based Award. If the Committee does not specify the type of Award on or before the Grant Date

(including, for the avoidance of doubt, in the Award Agreement) then an Award shall be a Conditional Award.

(b)

Other Share or Cash Based Awards may be granted to Participants, including Awards entitling Participants to receive Shares to be delivered in the future and including annual or other periodic or long-term cash bonus awards (whether based on specified Performance Conditions or otherwise), in each case subject to any conditions and limitations in the Plan. Such Other Share or Cash Based Awards will also be available as a payment form in the settlement of other Awards, as standalone payments and as payment in lieu of compensation to which a Participant is otherwise entitled. Other Share or Cash Based Awards may be paid in Shares, cash or other property, as the Committee determines. Subject to the provisions of the Plan, the Committee will determine the terms and conditions of each Other Share or Cash Based Award, including any purchase price, Performance Conditions, transfer restrictions, and vesting conditions, which will be set forth in the applicable Award Agreement.

3.3	Deferred Bonus Awards

Deferred Bonus Awards shall operate in connection with the Group’s annual bonus arrangements:

(a)

of Material Risk Takers, for whom there will be a mandatory deferral of 50% (or such other percentage as may be required under any Applicable Laws) of their annual bonus, or such higher percentage of their annual bonus as the Committee may determine;

(b)

of such employees who are not caught by Rule 3.3(a), as the Committee may determine, who shall be subject to a mandatory deferral and in respect of such percentage of their annual bonus as the Committee may determine (which for the avoidance of doubt, may include applying different deferral rates in respect of that portion of an employee’s annual bonus as exceeds such threshold as the Committee may set from time to time); and

(c)	of such other employees as may be invited to defer such percentage of their annual bonus (as the Committee may determine) on a voluntary basis.

Where the Committee has determined that a proportion of an employee’s annual bonus shall be delivered as an Award (or where an employee agrees that a proportion of their annual bonus shall be delivered as an Award), following the determination of such annual bonus, an award shall be granted over such number of Shares as have an aggregate Relevant Value equal to the amount of the employee’s annual bonus that is to be delivered as an Award.

In this Rule 3.3, the “Relevant Value” of a Share subject to an Award means (as determined by the Committee) the middle-market quotation of a Share on the dealing day immediately prior to the Grant Date (or if no sale occurred on such date, the last day preceding such date during which a sale occurred).

3.4	Method of grant

An Award shall be granted as follows:

(a)	an Option, SAR, Conditional Award or Other Share or Cash Based Award shall be granted by way of an Award Agreement;

(b)	if an Award is an Option or a SAR, the Committee shall determine the Exercise Price (if any) on or before the Grant Date provided that the Committee may reduce or waive such Exercise Price on or prior to the exercise of the Option or SAR, subject to Applicable Law;

(c)	a Restricted Share Award shall be granted by the procedure set out in Schedule 1 to the Plan.

3.5	Dividend equivalents

The Committee may decide at any time on or before the Vesting of an Award that either:

(a)

a Participant (or their nominee) shall be entitled to receive a benefit determined by reference to the value of the dividends that would have been paid on the Vested Shares in respect of dividend record dates occurring during the period between the Grant Date and the date of Vesting (or, where an Award is structured as an Option or SAR and the Shares under that Option or SAR are subject to a Retention Period Condition, the earlier of the date of expiry of the relevant Retention Period applying to the Shares held under that Option or SAR and the date of exercise of the Option or SAR). The Committee shall decide on the basis on which the value of such dividends shall be calculated which may assume the reinvestment of dividends. The Committee may also decide at this time whether the Dividend Equivalent shall be provided to the Participant in the form of cash and/or Shares. The Dividend Equivalent shall be provided in accordance with Rule 8.4 (Delivery of dividend equivalent); or

(b)	that no dividend equivalents will be granted in connection with the Award.

This Rule 3.5 (Dividend equivalents) shall not apply in the case of a Restricted Share Award under which a Participant is entitled to receive dividends.

3.6	Method of satisfying Awards

Unless specified to the contrary by the Committee on the Grant Date, an Award may be satisfied by:

(a)	the issue of new Shares;

(b)	the transfer of treasury Shares; and/or

(c)	the transfer of Shares purchased on the open market or from an employee benefit trust.

The Committee may decide to change the way in which it is intended that an Award granted as an Option, SAR or a Conditional Award may be satisfied after it has been granted, having regard to the provisions of Rule 5 (Limits).

3.7	Timing of grant

Subject to Rule 3.8 (Approvals and consents), an Award may be granted when the Committee considers that circumstances are sufficiently exceptional to justify its grant, but an Award may not be granted after the Expiration Date.

3.8	Approvals and consents

The grant of any Award shall be subject to obtaining any approval or consent required under any Applicable Laws.

3.9	Non-transferability and bankruptcy

An Award granted to any person:

(a)

shall not be sold, transferred, assigned, pledged, charged or otherwise dealt in, encumbered or disposed of (except on their death to their personal representatives) and shall lapse immediately and without consideration on any attempt to do so; and

(b)	shall, unless the Committee decides otherwise, lapse immediately and without consideration if the Participant is declared bankrupt.

4.	RESTRICTED SHARE AWARDS

4.1

On or before the grant of a Restricted Share Award, each employee selected for such an Award may be required by the Company to enter into an agreement with the Company (and, where applicable a nominee or employee benefit trust) under the terms of which the Participant agrees:

(a)	to retain full beneficial ownership of the Shares;

(b)	unless the Committee decides otherwise, to waive their right to all dividends on their Restricted Shares until Vesting;

(c)	that the Participant will not assign, transfer, charge or otherwise dispose of any Restricted Shares or any interest in such Restricted Shares until Vesting save as otherwise required by the Rules;

(d)	if required by the Committee, to enter into any elections under Part 7 of ITEPA or section 83(b) of the Code; and

(e)	to sign any documentation to give effect to the terms of the Restricted Share Award.

4.2	From the Grant Date, the legal ownership of the Restricted Shares shall be held on the Participant’s behalf by a nominee determined by the Committee from time to time.

5.	LIMITS

5.1	Maximum Share Number

The maximum number of Shares over which Awards may be granted (when added to the number of shares of Marex Group plc over which awards were granted under the Marex Group plc Omnibus Plan prior to adoption and assumption of the Marex Group plc Omnibus Share Plan by the Company) will be equal to the Overall Share Limit, subject to any other limit being approved by members of the Company from time to time (provided shareholder approval is required) (“Maximum Number of Shares”). An Award shall not be granted in any calendar year if, at the time of its proposed Grant Date, it would cause the number of Shares allocated (as defined in Rule 5.2 (Meaning of “allocated”)) to exceed the Maximum Number of Shares.

5.2	Meaning of “allocated”

For the purposes of Rules 5.1 (Maximum Share Number):

(a)	Shares are allocated:

(i)	when an Award to acquire unissued Shares or treasury Shares is granted; and

(ii)	where Shares are issued or treasury Shares are transferred otherwise than pursuant to an Award to acquire Shares, when those Shares are issued or treasury Shares transferred.

5.3	Post-grant events affecting numbers of “allocated” Shares

For the purposes of Rule 5.2 (Meaning of “allocated”):

(a)	where:

(i)	any Award to acquire unissued Shares or treasury Shares is forfeited, released or lapses (whether in whole or in part);

(ii)	after the grant of an Award the Committee determines that:

(aa)	it shall be satisfied wholly or partly by the payment of cash on its vesting, settlement or exercise; or

(bb)	it shall be satisfied wholly or partly by the transfer of existing Shares (other than Shares transferred out of treasury);

(iii)	the Company otherwise acquires Shares covered by an Award at a price not greater than the price (as adjusted to reflect any Equity Restructuring) paid by the Participant for such Shares; or

(iv)

Shares are delivered (either by actual delivery or attestation) to the Company by a Participant to satisfy the applicable exercise or purchase price of an Award and/or to satisfy any applicable tax withholding obligation with respect to an Award (including Shares retained by the Company from the Award being exercised or purchased and/or creating the tax obligation);

the unissued Shares or treasury Shares which consequently cease to be subject to the Award and/or the Shares acquired in accordance with Rule 5.3(a)(iii) or 5.3(a)(iv) shall not count as allocated and shall be available for the purpose of making Awards under the Plan; and

(b)	the number of Shares allocated in respect of an Award shall be such number as the Committee shall reasonably determine from time to time.

(c)

notwithstanding Rules 5.3(a) and 5.3(b): (i) Shares subject to a SAR that are not issued in connection with the share settlement of the SAR on exercise thereof; or (ii) Shares purchased on the open market by the Company with the cash proceeds from the exercise of Options, shall not be added to the Shares authorized for grant under Rule 5.1 (Maximum Share Number) and shall not be available for future grants of Awards under the Plan.

(d)

Substitute Awards granted pursuant to Rule 13.4 (Internal reorganisations and mergers) will not count against the Overall Share Limit (nor shall Shares subject to a substitute Award be added to the Shares available for Awards under the Plan as provided above), except that Shares acquired by exercise of substitute Incentive Stock Options will count against the maximum number of Shares that may be issued pursuant to the exercise of Incentive Stock Options under the Plan. Additionally, in the event that a company acquired by the Company or any Group Member or with which the Company or any Group Member combines has shares available under a pre-existing plan approved by shareholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of shares of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for grant under the Plan (and Shares subject to such Awards shall not be added to the Shares available for Awards under the Plan as provided above); provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not persons eligible to be granted an Award under Rule 2 (Eligibility) prior to such acquisition or combination.

5.4	Individual Limit

The maximum total market value of Shares over which Awards may be granted to any Participant during any financial year of the Company will be as determined by the Committee and in line with any directors’ remuneration policy in force at the time and any Applicable Laws.

5.5	Effect of limits

Any Award shall be limited and take effect so that the limits in this Rule 5 (Limits) are complied with.

5.6	Incentive Stock Option limits

Notwithstanding anything to the contrary herein, no more than 70,818,080 Shares may be issued pursuant to the exercise of Incentive Stock Options and Shares acquired by exercise of substitute Incentive Stock Options will count against the maximum number of Shares that may be issued pursuant to the exercise of Incentive Stock Options under the Plan.

6.	TAXATION

6.1	Responsibility for taxes

Each Participant is responsible for all employee taxes, National Insurance contributions (or equivalent) and other liabilities arising in respect of their Award. To the extent the Participant has not otherwise discharged any Tax Liability that may arise, the Participant shall indemnify and hold harmless the Company or any Group Member or former Group Member (as the case may be) against any Tax Liability and the Company, the Participant’s nominee or any Group Member or former Group Member (as the case may be) may demand amounts under such indemnity, withhold such amounts (including, to the extent permitted by Applicable Laws, from salary, bonus or any other payments of any kind otherwise due to a Participant by a Group Member), or make such other arrangements as it may determine appropriate, for example to sell or withhold Shares at the Committee’s discretion (including, unless the Company otherwise determines, through delivery of an irrevocable and unconditional undertaking by a broker acceptable to the Company to deliver promptly to the Company sufficient funds to satisfy the Participant’s tax obligations), to meet any liability to employee taxes or social security contributions in respect of Awards.

7.	VESTING OF AWARDS

7.1	Timing of Vesting: Normal Vesting Date

Subject to Rule 7.3 (Restrictions on Vesting) and except where earlier Vesting occurs on an Early Vesting Date under Rule 12 (Leavers) or Rule 13 (Takeovers and other corporate events), an Award shall Vest on the later of:

(a)

if any Performance Condition and any other condition has been imposed on the Vesting of the Award, the date on which the Committee determines whether or not such Performance Condition or other condition has been wholly or partly satisfied; and

(b)	the date of Vesting as is set by the Committee on the Grant Date,

provided that if the date on which an Award is due to Vest under (a) or (b) above falls in a period when the Participant is prohibited or restricted from dealing in Shares for any reason, or on a Saturday or Sunday, or public or bank holiday in England or the United States, that Participant’s Award shall Vest on the first dealing day immediately following the later of the dates under (a) and (b) above when the Participant is authorised to deal in Shares, subject to Applicable Law.

7.2	Extent of Vesting

Unless specified otherwise in the relevant Award Agreement, an Award shall only Vest to the extent:

(a)	subject to Rule 7.2(e) below, that any Performance Condition is satisfied on the Normal Vesting Date or, if appropriate, the Early Vesting Date;

(b)	that any other term imposed on the Vesting of the Award permits;

(c)	in relation to Vesting before the Normal Vesting Date, in accordance with Rules 12.6 (Leavers: reduction in number of Vested Shares) and 13.5 (Corporate events: extent of Vesting);

(d)	any operation of Clawback permits; and

(e)

that the Committee is satisfied that the level of Vesting is appropriate in all the circumstances and the Committee may vary the level of Vesting of an Award (upwards or downwards, including to nil) as it in its absolute discretion considers to be appropriate having regard to such factors as it considers relevant, including the terms of any Company remuneration or governance policy, the broader financial performance of the Group, any individual or business or division, the manner in which any applicable Performance Conditions were achieved (whether or not such manner is directly a result of the applicable Participant or his or her actions) and/or any audit, investigation or disciplinary process applicable to or otherwise directly or indirectly involving the Participant, or any misfeasance or malpractice by the Participant (and such increase or reduction may impact one or more Participants and not all Participants and the Company has no obligation to treat Participants consistently), unless strictly required otherwise by any Applicable Laws.

Where, under Rule 12 (Leavers) or Rule 13 (Takeovers and other corporate events), an Award would (subject to the satisfaction of any Performance Condition) Vest before the end of the full period over which performance would be measured under any Performance Condition then, unless provided to the contrary by the Performance Condition, the extent to which the Performance Condition has been satisfied in such circumstances shall be determined by the Committee on such reasonable basis as it decides.

An Award shall only Vest if and to the extent that the Committee determines that it is sustainable according to the financial situation of the Group as a whole, and justified on the basis of the performance of the Group, the business unit and the Participant concerned.

7.3	Restrictions on Vesting

An Award shall not Vest:

(a)	unless and until the following conditions are satisfied:

(i)	the Vesting of the Award, and the issue or transfer of Shares after such Vesting, would be lawful in the relevant jurisdictions for that Award and in compliance with all Applicable Laws;

(ii)

if, on the Vesting or settlement of the Award, a Tax Liability would arise by virtue of such Vesting or settlement and the Committee decides that such Tax Liability shall not be satisfied by the sale or withholding of Shares pursuant to Rule 7.5 (Payment of Tax Liability) then the Participant must have entered into arrangements acceptable to the Committee that the relevant Group Member will receive the amount of such Tax Liability;

(iii)	where the Committee requires, the Participant has entered into, or agreed to enter into, a valid election under Part 7 of ITEPA or any similar arrangement in any overseas jurisdiction;

(iv)

unless otherwise considered satisfied by the Committee, the conclusion of any audit, investigation or disciplinary process applicable to or otherwise directly or indirectly involving the Participant or, where the potential instigation of such an audit, investigation or disciplinary process has been notified, the rescinding of such notice (subject to the Award lapsing to any extent prior to or as a result of the conclusion of such process pursuant to Rule 12 (Leavers) or Rule 16 (Malus and Clawback)),

(v)

where the Committee requires under Rule 3.1 (Terms of grant), the Participant has agreed to hold the Vested Shares to be acquired by them on the Vesting of a Conditional Award or Restricted Share Award (less any Shares sold to pay the Tax Liability due on Vesting) in accordance with the terms and conditions of any Retention Period Condition (and has executed any documentation required by the Committee in respect of such arrangements); and

(vi)

the Company is satisfied that the Vesting of the Award complies with any legal or regulatory requirements (including that the Vesting of the Award, transfer of the Shares to the Participant and any action needed to be taken by the Company is not contrary to any restriction on the dealing in shares or any share dealing code of the Company).

(b)

if the Vesting of an Award would result in the breach of any regulatory requirement applicable to the Company or any Group Member from time to time (including any requirement of the UK Financial Conduct Authority, the UK Prudential Regulation Authority or otherwise) or any Applicable Laws; or

For the purposes of this Rule 7.3(a) (Restrictions on Vesting), references to Group Member include any former Group Member.

7.4	Tax liability before Vesting

If a Participant will, or is likely to, incur any Tax Liability before the Vesting of an Award then that Participant must enter into arrangements acceptable to any relevant Group Member to ensure that it receives the amount of such Tax Liability. If no such arrangement is made then the Participant shall be deemed to have authorised the Company to sell or procure the sale of sufficient of the Shares subject to their Award on their behalf to ensure that the relevant Group Member receives the amount required to discharge the Tax Liability and the number of Shares subject to their Award shall be reduced accordingly.

For the purposes of this Rule 7.4 (Tax liability before Vesting), references to Group Member include any former Group Member.

7.5	Payment of Tax Liability

The Participant authorises the Company to sell or procure the sale (through a brokerage firm or otherwise) of sufficient Vested Shares on or following the Vesting of their Award on their behalf to ensure that any relevant Group Member or former Group Member receives the amount required to discharge any Tax Liability which arises on Vesting except to the extent that the Committee decides that all or part of that Tax Liability shall be funded in a different manner (including by the Company withholding Vested Shares that have an aggregate Market Value equal to or greater than the Tax Liability). The relevant Group Member shall be entitled to calculate any Tax Liability on the basis of the highest rates of tax and/or employee National Insurance contribution (or equivalent) at the relevant time in the jurisdiction in which the Group Member is liable to account for the Tax Liability, notwithstanding the fact that the Tax Liability might not arise at such rates.

8.	CONSEQUENCES OF VESTING

8.1	Options and SARs

Unless the Committee determines otherwise in the applicable Award Agreement, an Option or SAR shall, subject to Rule 9.1 (Restrictions on the exercise of an Option or SAR: regulatory and tax issues), be exercisable in respect of Vested Shares during the period commencing on the date on which the Option or SAR Vests and ending on the day before the tenth anniversary of the Grant Date (or such other shorter period as the Committee shall determine on or before the Grant Date) subject to it lapsing earlier under Rule 12 (Leavers), Rule 13 (Takeovers and other corporate events) or under the relevant Award Agreement.

8.2	Conditional Awards

On or as soon as reasonably practicable after the Vesting of a Conditional Award, the Committee shall, subject to the terms and conditions of any Retention Period Condition applying to those Shares, Rule 7.5 (Payment of Tax Liability) and any arrangement made under Rule 7.3(a)(ii) (Restrictions on Vesting), transfer or procure the transfer of the Vested Shares to the Participant (or their nominee) which may include transferring the Shares on more than one consecutive day on such basis as the Committee shall determine, in accordance with the applicable Award Agreement and Applicable Laws.

8.3	Restricted Share Award

On the Vesting of a Restricted Share Award, the Vested Shares shall, subject to the terms and conditions of any Retention Period Condition applying to those Shares, cease to be subject to the restrictions and forfeiture obligations imposed on the Restricted Shares under the Plan and the Committee shall, subject to any Retention Period Condition, Rule 7.5 (Payment of Tax Liability) and any arrangement made under Rule 7.3(a)(ii) (Restrictions on Vesting), transfer or procure the transfer of:

(a)	the legal title to the Vested Shares; and/or

(b)	any documents of title relating to the Vested Shares,

to the Participant (or their nominee) on or as soon as reasonably practicable after Vesting.

8.4	Delivery of dividend equivalent

If the Committee decides under Rule 3.5 (Dividend equivalents) that a Participant is entitled to the Dividend Equivalent in relation to Shares under their Award, then the provision of the Dividend Equivalent to the Participant shall be made as soon as practicable after the issue or transfer of Vested Shares, which in the case of an Option or SAR shall be on or after the date on which that Option or SAR is exercised, and:

(a)

in the case of a cash payment, shall be subject to such deductions (on account of tax or similar liabilities) as may be required by law or as the Committee may reasonably consider to be necessary or desirable; or

(b)	in the case of a provision of Shares, Rule 7.3 (Restrictions on Vesting) and Rule 7.5 (Payment of Tax Liability) shall apply as if such provision was the Vesting of an Award.

The Committee, acting fairly and reasonably, may decide to exclude the value of all or part of a special dividend or any other dividend from the amount of the Dividend Equivalent.

8.5	Conditions on Delivery of Shares

The Company will not be obligated to deliver any Shares pursuant to the Plan or to remove restrictions from Shares previously delivered under the Plan until: (i) all conditions of the Award have been met or removed to the satisfaction of the Company; (ii) taking into account any advice from the Company’s counsel, all other legal matters in connection with the issuance and delivery of such Shares have been satisfied, including any applicable securities laws and any applicable securities exchange or securities market rules and regulations; (iii) if so requested by the Company, the Participant has entered into any applicable shareholders and/or similar agreement with the Company in the form provided to the Participant by the Company; and (iv) the Participant has executed and delivered to the Company such representations or agreements as the Committee deems necessary or appropriate to satisfy the requirements of any Applicable Laws.

9.	EXERCISE OF OPTIONS AND SARS

9.1	Restrictions on the exercise of an Option or SAR: regulatory and tax issues

An Option or SAR which has Vested may not be exercised unless the following conditions are satisfied:

(a)	the exercise of the Option or SAR and the issue or transfer of Shares after such exercise would be lawful in all relevant jurisdictions and in compliance with all Applicable Laws;

(b)

if, on the exercise of the Option or SAR, a Tax Liability would arise by virtue of such exercise and the Committee decides that such Tax Liability shall not be satisfied by the sale of Shares pursuant to Rule 9.4 (Payment of Tax Liability) then the Participant must have entered into arrangements acceptable to the Committee that the relevant Group Member shall receive the amount of such Tax Liability;

(c)	where the Committee requires, the Participant has entered into, or agreed to enter into, a valid election under Part 7 of ITEPA or any similar arrangement in any overseas jurisdiction; and

(d)

where the Committee requires under Rule 3.1 (Terms of grant), the Participant has agreed to hold any Vested Shares to be acquired by them on the exercise (to the extent permitted under the Plan) of the Option or SAR (less any Shares sold to pay the Tax Liability due on Vesting or exercise) in accordance with the terms and conditions of any Retention Period.

For the purposes of this Rule 9.1 (Restrictions on the exercise of an Option or SAR: regulatory and tax issues), references to Group Member include any former Group Member.

9.2	Exercise in whole or part

An Option or SAR may be exercised to the maximum extent possible at the time of exercise or over such fewer number of Shares as the Participant decides.

9.3	Method of exercise

The exercise of any Option or SAR shall be effected in the form and manner prescribed by the Committee. Unless the Committee, acting fairly and reasonably determines otherwise, any notice of exercise shall, subject to Rule 9.1 (Restrictions on the exercise of an Option or SAR: regulatory and tax issues), take effect only when the Company receives it, together with payment of any relevant Exercise Price (or, if the Committee so permits, an undertaking to pay that amount).

9.4	Payment of Tax Liability and Exercise Price

The Participant authorises the Company to sell or procure the sale of sufficient Vested Shares on or following the exercise of their Option or SAR on their behalf to ensure that any relevant Group Member receives the amount required to discharge any Tax Liability and/or Exercise Price which arises on such exercise except to the extent that the Committee decides that all or part of the Tax Liability and/or Exercise Price shall be funded in a different manner.

9.5	Transfer or allotment timetable

As soon as reasonably practicable after an Option or SAR has been exercised, the Company shall, subject to the terms and conditions of any Retention Period Condition, Rule 9.4 (Payment of Tax Liability) and any arrangement made under Rule 9.1 (Restrictions on the exercise of an Option or SAR: regulatory and tax issues), transfer or procure the transfer to them (or their nominee) or, if appropriate, allot to them (or their nominee) the number of Shares in respect of which the Option or SAR has been exercised.

9.6	Lapse of Options and SARs

An Option or SAR which has become exercisable shall lapse at the end of the Exercise Period to the extent it has not been exercised unless it lapses earlier under Rule 12 (Leavers) or Rule 13 (Takeovers and other corporate events) or in accordance with the provisions in the applicable Award Agreement.

10.	CASH ALTERNATIVE

10.1	Committee determination

Where an Option or SAR has been exercised or where a Conditional Award Vests and Vested Shares have not yet been allotted or transferred to the Participant (or their nominee) and provided the Committee has not determined prior to the Grant Date that this Rule 10 shall not apply, the Committee may determine that, subject to Applicable Laws, in substitution for the Participant’s right to acquire such number of Vested Shares as the Committee may decide (but in full and final satisfaction of their right to acquire those Shares), the Participant shall be paid by way of additional employment income a sum equal to the cash equivalent (as defined in Rule 10.3 (Cash equivalent)) of that number of Shares in accordance with the following provisions of this Rule.

The Committee may determine prior to the Grant Date that an Award shall only be satisfied in cash, in which case the Award shall not be a right to acquire Shares, and the Vesting of the Award (or exercise of an Option or SAR) shall be satisfied by the payment of a cash equivalent amount, in substitution for the transfer of Shares.

10.2	Limitation on the use of this Rule

Rule 10.1 (Committee determination) shall not apply in relation to an Award made to a Participant in any jurisdiction where the presence of Rule 10.1 (Committee determination) would cause:

(a)	the grant of the Award to be unlawful or for it to fall outside any Applicable Laws; or

(b)

adverse tax or National Insurance contributions (or similar social security or other contributions arising in any jurisdiction) consequences for the Participant or any Group Member as determined by the Committee.

10.3	Cash equivalent

For the purpose of this Rule 10 (Cash alternative), the cash equivalent of a Share is:

(a)	in the case of a Conditional Award, the Market Value of a Share on the day when the Award Vests; and

(b)	in the case of an Option or SAR, the Market Value of a Share on the day when the Option or SAR is exercised reduced by the Exercise Price in respect of that Share.

10.4	Payment of cash equivalent

Subject to Rule 10.6 (Share alternative), as soon as reasonably practicable after the Committee has determined under Rule 10.1 (Committee determination) that a Participant shall be paid a sum in substitution for their right to acquire any number of Vested Shares:

(a)	the Company shall pay to the Participant or procure the payment to the Participant of that sum in cash at the relevant time; and

(b)	if the Participant has already paid the Company for those Shares, the Company shall return to the Participant the amount so paid by the Participant.

10.5	Retention Period

To the extent any Award is subject to a Retention Period, payment of the cash equivalent amount shall be delayed until the expiry of the Retention Period. A “cash equivalent amount” shall be calculated as the number of Shares which would otherwise be transferred in respect of the relevant Vesting but which are being substituted for the cash equivalent amount, multiplied by the Market Value of a Share on the date on which the Shares are, or would but for the operation of this Rule 10 (Cash Alternative) have been transferred to the Participant.

10.6	Share alternative

If the Committee so decides, the whole or any part of the sum payable under Rule 10.4 (Payment of cash equivalent) shall, instead of being paid to the Participant in cash, be applied on their behalf:

(a)	in subscribing for Shares at a price equal to the Market Value by reference to which the cash equivalent is calculated;

(b)	in purchasing such Shares; or

(c)	partly in one way and partly in the other

and the Company shall allot or transfer to the Participant (or their nominee) or procure the transfer to the Participant (or their nominee) of the Shares so subscribed for or purchased.

10.7	Deductions

There shall be deducted from any payment under this Rule 10 (Cash alternative) such amounts (on account of tax or similar liabilities) as may be required by Applicable Laws or as the Committee may reasonably consider to be necessary or desirable.

11.	LAPSE OF AWARDS

An Award shall lapse (without any consideration):

(a)	on the Award Expiration Date;

(b)	in accordance with the Rules or the applicable Award Agreement; or

(c)	to the extent it does not Vest (and is no longer eligible to Vest) under these Rules or the applicable Award Agreement.

On the lapse of all or any part of a Restricted Share Award, the beneficial interest (and, if appropriate, the legal interest) of the Restricted Shares in respect of which such Award has lapsed shall be transferred for no (or nominal) consideration to any person specified by the Committee which may include an employee benefit trust.

12.	LEAVERS

12.1	Good leavers before the Normal Vesting Date

(a)	If a Participant ceases to be a director or employee of a Group Member before the Normal Vesting Date and is a Good Leaver then:

(i)

subject to Rule 7.3 (Restrictions on Vesting) and Rule 13 (Takeovers and other corporate events), that Award shall unless the Committee determines otherwise under Rule 12.8 (Committee discretion to vary the extent and time when Awards Vest) remain capable of Vesting on the Normal Vesting Date and Rule 12.6 (Leavers: reduction in number of Vested Shares) shall apply; unless

(ii)

the Committee decides that, subject to Rule 7.3 (Restrictions on Vesting) and any determination made by the Committee at its discretion under Rule 12.8 (Committee discretion to vary the extent and time when Awards Vest), that Award shall Vest on the Early Vesting Date and Rule 12.6 (Leavers: reduction in number of Vested Shares) shall apply; and

(iii)

an Award in the form of an Option or SAR which Vests under (i) or (ii) above may, subject to Rule 9.1 (Restrictions on the exercise of an Option or SAR: regulatory and tax issues) and Rule 13 (Takeovers and other corporate events), be exercised in respect of the Vested Shares within the period of 12 months commencing on the date of Vesting (or, if shorter, until the expiry of the Exercise Period) and, to the extent that the Option or SAR is not exercised, it shall lapse at the end of that period.

(b)

Where the Committee determines that a Participant is a Good Leaver, such Good Leaver status shall be contingent on the circumstances remaining in place at the time of Vesting and the Committee may require the Participant to provide such additional evidence to support the status as it considers necessary and Committee may lapse the Award if the Participant’s status has changed or if it is not provided with sufficient evidence to demonstrate that it remains unchanged (and the Committee may defer Vesting while awaiting such evidence for as long as it considers appropriate).

12.2	Good leavers on or after the Normal Vesting Date

If a Participant who holds an Option or SAR ceases to be a director or employee of a Group Member on or after the Normal Vesting as a Good Leaver, subject to Rule 9.1 (Restrictions on the exercise of an Option or SAR: regulatory and tax issues) and Rule 13 (Takeovers and other corporate events), that Option or SAR shall continue to be exercisable for a period of 12 months commencing on the date of termination (or, if shorter, until the expiry of the Exercise Period) and, to the extent that the Option or SAR is not exercised, it shall lapse without consideration at the end of that period.

12.3	Career Retiree

If a Participant is a Good Leaver who is a Career Retiree (and the Award Agreement does not otherwise specify that such terms are not to apply to the Award) and their Award remains outstanding and capable of Vesting (to the extent provided for in the applicable Award Agreement), in order to continue to Vest in accordance with the terms of the Plan and the Award Agreement, the Participant must:

(a)	not be employed by or provide remunerated services to any entity which is not a Group Member (unless such entity has otherwise been approved by the Committee); and

(b)

provide written confirmation (including on an annual basis, if requested by the Committee) that the Participant is not and has not at any point since their cessation of office or employment been employed or engaged to provide remunerated services by any entity which is not a Group Member, such confirmation to be provided on such date and in such form as the Committee may determine, provided that such date is prior to the Normal Vesting Date (and where there is more than one Normal Vesting Date, each such date).

12.4	Termination of employment in other circumstances

Unless otherwise specified in any applicable Award Agreement, if a Participant ceases to be an employee of a Group Member at any time other than as a Good Leaver, then any Award held by the Participant shall lapse immediately without consideration on such termination (or on such earlier date as may be determined by the Committee if notice is given or received pursuant to Rule 12.7 (Meaning of ceasing employment)). If a Participant is determined to be a Good Leaver by the Committee under limb (g) of the definition of “Good Leaver” subsequent to the termination of their employment, then the Award shall be deemed not to have lapsed on the termination of their employment and the Committee may impose any additional conditions on the Award.

12.5	Subsequent Bad Leaver

To the extent specified in an Award Agreement, where a Participant is a Good Leaver and becomes a Subsequent Bad Leaver, any Award held by them will lapse immediately on the date the Committee determines that the Participant is a Subsequent Bad Leaver.

12.6	Leavers: reduction in number of Vested Shares

Where an Award Vests on or after a Participant ceasing to be a director or employee of a Group Member under Rule 12.1 (Good leavers before the Normal Vesting Date) then subject to any determination made by the Committee under Rule 12.8 (Committee discretion to vary the extent and time when Awards Vest), the Committee shall determine the number of Vested Shares of that Award by the following steps:

(a)	applying any Performance Condition and any other condition imposed on the Vesting of the Award; and

(b)

applying a pro rata reduction to the number of Shares determined under Rule 12.6(a) based on the period of time after the Grant Date and ending on the date notice of termination of employment is given or received (unless otherwise determined by the Committee to be the date of termination of employment) relative to the relevant vesting period, as set out in the Award Agreement, unless the Committee decides that the reduction in the number of Vested Shares under Rule 12.6(b) is inappropriate in any particular case when it shall increase the number of Vested Shares to such higher number as it decides provided that number does not exceed the number of Shares determined under Rule 12.6(a).

If an Award Vests under any of Rules 13.1 (General offers) to 13.3 (Demergers) when the holder of that Award has ceased to be a director or employee of a Group Member then this Rule 12.6 (Leavers: reduction in number of Vested Shares) shall take precedence over Rule 13.5 (Corporate events: extent of Vesting).

12.7	Meaning of ceasing employment

A Participant shall not be treated for the purposes of this Rule 12 (Leavers) as ceasing to be a director or employee of a Group Member until such time as they are no longer a director or employee of any Group Member except that the Committee may decide that a Participant shall be treated as ceasing to be a director or employee of a Group Member on such earlier date as it shall select being not earlier than the date on which a Participant gives or receives notice of termination of his employment with a Group Member (whether or not such termination is lawful). If any Participant ceases to be such a director or employee before the Vesting of their Award in circumstances where they retain a statutory right to return to work then the Participant shall be treated as not having ceased to be such a director or employee until such time (if at all) as they cease to have such a right to return to work while not acting as an employee or director.

The reason for the termination of employment of a Participant shall be determined by reference to Rules 12.1 (Good leavers before the Normal Vesting Date) to 12.3 (Termination of employment in other circumstances) regardless of whether such termination was lawful or unlawful.

12.8	Committee discretion to vary the extent and time when Awards Vest

In the event that an Award is capable of Vesting under Rule 12.1 (Good leavers before the Normal Vesting Date) the Committee may, at its discretion, and regardless of Rule 12.6 (Leavers: reduction in number of Vested Shares), decide to increase or decrease the extent to which an Award Vests upon a Participant ceasing to be a director or employee of a Group Member under this Rule 12 (Leavers) by an amount determined by the Committee, at its discretion, and/or when that Award (or a proportion of it) shall Vest subject to Applicable Laws. In exercising any discretion under this Rule 12.8 (Committee discretion to vary the extent and time when Awards Vest) the Committee shall act fairly and reasonably and have regard to:

(a)	the Performance Conditions applying to an Award;

(b)	the length of time that the Participant was a director and/or employee with a Group Member from the Grant Date relative to the relevant vesting period;

(c)	the interests of the Company’s shareholders; and

(d)	the interests of the Participant.

13.	TAKEOVERS AND OTHER CORPORATE EVENTS

13.1	General offers

In the event that any person (or group of persons acting in concert):

(a)	obtains Control of the Company as a result of making a general offer to acquire Shares; or

(b)	having obtained Control of the Company makes such an offer and such offer becomes unconditional in all respects then subject to Rule 13.4 (Internal reorganisations and mergers) and Rule 7.3 (Restrictions on Vesting),

(i)	if the Award has not already Vested, it shall Vest on the date of such event (the “Relevant Date”) in accordance with Rule 13.6 (Corporate Events: extent of vesting); and

(ii)

if the Award is an Option or SAR it may, subject to Rule 9.1 (Restrictions on the exercise of an Option or SAR: regulatory and tax issues), be exercised within one month of the Relevant Date or such other date determined by the Committee under Rule 13.6 (Committee discretion to vary the extent and time when Awards Vest) (or, if shorter, until the expiry of the Exercise Period), but to the extent that the Option or SAR is not exercised within that period, that Option or SAR shall (regardless of any other provision of the Plan) lapse at the end of that period.

13.2	Schemes of arrangement and winding up

In the event that:

(a)

a compromise or arrangement is sanctioned by the Court under section 99 of the Companies Act (or local equivalent to such procedure) or otherwise in connection with or for the purposes of a change in Control of the Company; or

(b)	the Company passes a resolution for a voluntary winding up of the Company (or local equivalent to such procedure,

then subject to Rule 13.4 (Internal reorganisations and mergers) and Rule 7.3 (Restrictions on Vesting),

(i)	if the Award has not already Vested, it shall Vest on the date of such event (the “Relevant Date”) in accordance with Rule 13.5 (Corporate Events: extent of vesting); and

(ii)

if the Award is an Option or SAR it may, subject to Rule 9.1 (Restrictions on the exercise of an Option or SAR: regulatory and tax issues), be exercised within one month of the Relevant Date or such other date determined by the Committee under Rule 13.6 (Committee discretion to vary the extent and time when Awards Vest) (or, if shorter, until the expiry of the Exercise Period), but to the extent that the Option or SAR is not exercised within that period, that Option or SAR shall (regardless of any other provision of the Plan) lapse at the end of that period, or

(c)

an order is made for the compulsory winding up of the Company (or local equivalent to such procedure), then any Award has not already Vested, shall lapse without consideration on the date of such event, unless otherwise determined by the Committee.

13.3	Mergers, Amalgamations and Demergers

If a merger, amalgamation or demerger (the “Relevant Event”) is proposed which, in the opinion of the Committee, would affect the market price of Shares to a material extent, then, subject to 13.4 (Internal reorganisations and mergers), the Committee may, at its discretion, decide that the following provisions shall apply:

(a)

the Committee shall, as soon as reasonably practicable after deciding to apply these provisions, notify a Participant that, subject to earlier lapse under Rule 12 (Leavers), their Award Vests and, if relevant, their Option or SAR may, subject to Rule 9.6 (Lapse of Options and SARs) and Rule 12 (Leavers), be exercised on such terms as the Committee may determine and during such period preceding the Relevant Event or on the Relevant Event as the Committee may determine and shall (regardless of any other provision of the Plan) lapse at the end of that period to the extent unexercised;

(b)

if an Award Vests, or an Option or SAR is exercised, conditional upon the Relevant Event and such event does not occur then the conditional Vesting or exercise shall not be effective and the Award shall continue to subsist; and

(c)

if the Committee decides that an Award Vests under this Rule 13.3 (Demergers) then the date of that Vesting shall be the Early Vesting Date and the provisions of Rule 13.5 (Corporate events: Extent of vesting) shall apply.

13.4	Internal reorganisations and mergers[2]

In the event that:

(a)

a company (the “Acquiring Company”) is expected to obtain Control of the Company as a result of an offer referred to in Rule 13.1 (General offers) or a compromise or arrangement referred to in Rule 13.2(a) (Schemes of arrangement and winding up) or the Company is subject to a merger or amalgamation under Rule 13.3 (Mergers, Amalgamations and Demergers); and

(b)

the Committee considers that, in its opinion, the change of Control, merger or amalgamation is an internal reconstruction or reorganisation under which the ultimate Control of the Company or the entity with or into which it merges or amalgamates is expected to be held by, in the opinion of the Committee, substantially the same persons who immediately before such event were shareholders in the Company; or

(c)	the Committee decides otherwise that this Rule 13.4 shall apply,

then the Committee, with the consent of the Acquiring Company, may decide before such event takes effect that an Award shall not Vest under Rule 13.1 (General offers) or Rule 13.2 (Schemes of arrangement and winding up) or a merger under Rule 13.3 (Mergers, Amalgamations and Demergers) but shall be automatically surrendered in consideration for the grant of a new award which the Committee determines is substantially equivalent to the Award (including as to any Performance Condition) it replaces over shares or other securities as may be considered appropriate by the Committee.

The Rules will apply to any new award granted under this Rule 13.4 (Internal reorganisations and mergers) as if:

(a)	references to Shares were references to shares over which the new award is granted;

(b)	references to the Company were references to the company whose shares are subject to the new award.

13.5	Corporate events: extent of Vesting

If an Award Vests under any of Rules 13.1 (General offers), 13.2 (Schemes of arrangement and winding up) or 13.3 (Mergers, Amalgamations and Demergers), subject to any exercise of the Committee’s discretion pursuant to Rule 13.6 (Committee discretion to vary the extent and time when Awards Vest) the number of Shares in respect of which the Award shall Vest shall be determined:

(a)

by reference to the extent to which any Performance Conditions are met as at the Relevant Date, subject to modification if the Committee considers that the Performance Conditions would have been met to a greater or lesser extent at the end of the original Performance Period; and

[2]

Awards granted by Marex Group plc over Marex Group plc shares were surrendered in exchange for the grant of Awards by the Company on with effect from 1 July 2026 in accordance with this provision. For the avoidance of doubt, the Rules of the Plan (as amended from time to time) shall continue to apply to such replacement Awards).

(b)

applying a pro rata reduction to the number of Shares determined under Rule 13.5(a) based on the period of time after the Grant Date and ending on the Relevant Date, relative to the relevant vesting period.

13.6	Committee discretion to vary the extent and time when Awards Vest

In the event that an Award is capable of Vesting under Rule 13.1 (General offers), Rule

13.2 (Schemes of arrangement and winding up) or 13.3 (Demergers) the Committee may, in its discretion, and regardless of Rule 13.5 (Corporate events: extent of Vesting) decide to increase or decrease the extent to which an Award Vests upon the occurrence of the relevant corporate event by an amount determined by the Committee, at its discretion, and/or when that Award (or a proportion of it) shall Vest. In exercising any discretion under this Rule 13.6 (Committee discretion to vary the extent and time when Awards Vest) the Committee shall act fairly and reasonably and have regard to:

(a)	the Performance Conditions applying to an Award;

(b)	the period of time between the Grant Date and the date of the relevant corporate event relative to the relevant vesting period;

(c)	the interests of the Company’s shareholders; and

(d)	the interests of the Participant.

14.	RELOCATION OF PARTICIPANT OVERSEAS

If a Participant is relocated after the Grant Date from his country of residence at that date, and as a direct or indirect result of that relocation the Participant or a Group Member would, in the opinion of the Committee, suffer a material disadvantage to the way in which the Participant’s Awards and/or any Shares to be acquired by the Participant on or after the Vesting of the Participant’s Awards are taxed, or due to securities or exchange control laws, the Participant is likely to be restricted in their ability to receive Shares pursuant to an Award and/or to hold or deal in Shares, the Committee may, at its discretion, acting fairly and reasonably, allow some or all of that Participant’s Awards to Vest early or at a different time to the Normal Vesting Date or otherwise make adjustments to the Participant’s Awards, to the extent and subject to such additional terms and conditions that the Committee may, at its discretion, determine, having regard to the Performance Conditions and the period of time that the Participant has held the Award prior to the date of relocation.

15.	ADJUSTMENT OF AWARDS

15.1	General rule

In the event of:

(a)	any variation of the share capital of the Company; or

(b)	a demerger, special dividend or other similar event or transaction which affects the market price of Shares to a material extent the Committee may make such adjustments as it considers appropriate under Rule 15.2 (Method of adjustment).

15.2	Method of adjustment

An adjustment made under this Rule shall be to one or more of the following:

(a)

the number of Shares which with respect to which Awards may be granted under the Plan (including, but not limited to, adjustments of the limitations in Rule 5 (Limits) on the maximum number and kind of shares which may be issued;

(b)	the number of Shares comprised in an Award;

(c)	subject to Rule 15.3 (Adjustment below nominal value), the Exercise Price; and

(d)

where any Award has Vested or Option or SAR has been exercised but no Shares have been transferred or allotted after such Vesting or exercise, the number of Shares which may be so transferred or allotted and (if relevant) the price at which they may be acquired.

15.3	Adjustment below nominal value

An adjustment under Rule 15.2 (Method of adjustment) may have the effect of reducing the price at which Shares may be subscribed for on the exercise of an Option or SAR to less than their nominal value, but only if and to the extent that the Committee is authorised:

(a)

to capitalise from the reserves of the Company a sum equal to the amount by which the nominal value of the Shares in respect of which the Option or SAR is exercised and which are to be allotted after such exercise exceeds the price at which the Shares may be subscribed for; and

(b)	to apply that sum in paying up such amount on such Shares

so that on exercise of any Option or SAR in respect of which such a reduction shall have been made the Committee shall capitalise that sum (if any) and apply it in paying up that amount.

15.4	Adjustments for Equity Restructurings

In connection with the occurrence of any Equity Restructuring, the Committee will equitably adjust each outstanding Award, which adjustments may include adjustments to the number and type of securities subject to each outstanding Award and/or the Exercise Price or grant price thereof, if applicable, the grant of new Awards to Participants, and/or the making of a cash payment to Participants, as the Committee deems appropriate to reflect such Equity Restructuring. The adjustments provided under this Rule 15.4 (Adjustments for Equity Restructurings) shall be nondiscretionary and shall be final and binding on the affected Participant and the Company; provided that whether an adjustment is equitable shall be determined by the Committee in its discretion.

In the event of any pending share dividend, share split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to shareholders, or any other extraordinary transaction or change affecting the Shares or the share price of a Share, including any Equity Restructuring or any securities offering or other similar transaction, for administrative convenience, the Committee may refuse to permit the exercise of any Award for up to 60 days before or after such transaction.

16.	MALUS AND CLAWBACK

16.1	Applicability of Clawback[3]

This Rule 16 (Malus and Clawback) shall apply to all Awards unless and until the Company is subject to an event described in Rules 13.1 (General offers) or 13.2 (Schemes of arrangement and winding up) and Awards are not exchanged for new awards under Rule 13.4 (Internal reorganisations and mergers), unless the determination pursuant to Rule 16.2 (Malus and Clawback between grant and Vesting) and Rule 16.3 (Clawback following Vesting) was made prior to such event; or (ii) if an Award does not Vest as a result of such events. Furthermore, notwithstanding anything to the contrary herein, all Awards (including, without limitation, any proceeds, gains or other economic benefit actually or constructively received by a Participant upon any receipt or exercise of any Award or upon the receipt or resale of any Shares underlying the Award) shall be subject to the provisions of any claw-back policy implemented by the Company, including, without limitation, any claw-back policy adopted to comply with Applicable Laws (including the Dodd-Frank Wall Street Reform and Consumer Protection Act and any rules or regulations promulgated thereunder) as and to the extent set forth in such claw-back policy or the Award Agreement. The period during which this Rule 16 may apply shall be automatically extended to the extent required to take account of any current or future regulatory requirement under Applicable Laws (including a requirement of the UK Financial Conduct Authority, the UK Prudential Regulation Authority or otherwise).

16.2	Malus and Clawback between grant and Vesting

The Committee may decide at any time before the Vesting of an Award held by a Participant (the “relevant individual”), that the number of Shares subject to the Award shall be reduced (including, if appropriate, reducing to zero) if it forms the view that:

(a)

the Company materially misstated its financial results for whatever reason and that such misstatement resulted either directly or indirectly in that Award having been granted over a higher number of Shares than would have been the case had that misstatement not been made;

(b)

the number of Shares over which the Award was granted was based on any other kind of error or on the basis of any information or assumption that the Committee subsequently discovers to have been inaccurate or misleading for any reason and which resulted either directly or indirectly in the Award having been granted over a higher number of Shares than would otherwise have been the case;

(c)

the Participant is found to have committed at any time prior to the Vesting of the Award, including prior to the Grant Date, an act or omission which constitutes misbehaviour or material error, or if the relevant individual ceases to be a director or employee of a Group Member (as defined in Rule 12.7 (Meaning of ceasing employment)) as a result of misconduct, misbehaviour or material error on the part of that individual or the Committee is of the view that the relevant individual could have been terminated summarily or on service of notice of termination of employment by reason of their misconduct (including but not limited to recklessness, gross negligence or fraud);

[3]

For the avoidance of doubt, for the purposes of Rule 16, Awards granted by Marex Group plc over Marex Group plc shares which vested prior to the adoption and assumption of this Plan by the Company remain subject to the requirements of this Rule 16 (Malus and Clawback).

(d)	the Participant contributed at any time to circumstances which give or gave rise to significant losses the Company or any Group Member;

(e)	the Participant has breached any codes of conduct or policies operated by any Group Member and/or has failed to meet the standards of fitness and conduct imposed under Applicable Laws;

(f)

there are circumstances which in the Committee’s opinion have (or would have if made public) a sufficiently significant impact on the reputation of the Company or of any Group Member to justify the application of this clause (or would have if such circumstances had been made public), and for the avoidance of doubt, such circumstances need not relate to a financial year in which the relevant individual was a Participant in the Plan. For the purposes of this sub-rule, the “relevant individual” is the individual to whom the Award was granted;

(g)

the Group enters into an involuntary administration or insolvency process or the Company or any Group Member has suffered serious financial downturn, corporate failure (which for these purposes shall include the a significant reduction in or cessation of the Group’s ability to continue normal operations) or failure of risk management as a result of any actions (or failures) for which the Participant was directly or indirectly responsible or which occurred in any part of the Group’s business in which the Participant performs a role or for which the Participant has direct or indirect responsibility; or

(h)	such reduction is required or appropriate:

(i)	under any malus and clawback policy adopted by the Company from time to time in its discretion;

(ii)	to comply with any Applicable Laws.

Any reduction of an Award pursuant to this Rule 16.2 (Malus and Clawback between grant and Vesting) shall take effect immediately at such time as the Committee decides. The Committee may, in its discretion, require Participants to execute and deliver to the Company such documents as the Committee deems necessary or appropriate to enforce this Rule 16.2 (Malus and Clawback between grant and Vesting).

16.3	Clawback following Vesting

The Committee may decide at any time within five years of the Grant Date that the individual to whom the Award was granted (the “relevant individual”) shall be subject to Clawback if:

(a)

the Committee forms the view that the Company materially misstated its financial results for whatever reason and that such misstatement resulted either directly or indirectly in that Award Vesting to a greater degree than would have been the case had that misstatement not been made;

(b)

the Committee forms the view that in assessing any Performance Condition and/or any other condition imposed on the Award such assessment was based on an error, or on inaccurate or misleading information or assumptions and that such error, information or assumptions resulted either directly or indirectly in that Award Vesting to a greater degree than would otherwise have been the case;

(c)	the Participant is found to have committed at any time prior to the Vesting of the Award, including prior to the Grant Date, an act or omission which constitutes misbehaviour or material error, or if the relevant individual ceases to be a director or employee of a Group Member (as defined in Rule 12.7 (Meaning of ceasing employment)) as a result of misconduct, misbehaviour or material error on the part of that individual or the Committee is of the view that the relevant individual could have been terminated summarily or on service of notice on termination of employment by reason of their misconduct (including but not limited to recklessness, gross negligence or fraud);

(d)	the Participant has breached any codes of conduct or policies operated by any Group Member and/or has failed to meet the standards of fitness and conduct imposed under Applicable Laws;

(e)

there are circumstances which in the Committee’s opinion have (or would have if made public) a sufficiently significant impact on the reputation of the Company or of any Group Member to justify the application of this clause (or would have if such circumstances had been made public), and for the avoidance of doubt, such circumstances need not relate to a financial year in which the relevant individual was a Participant in the Plan. For the purposes of this sub-rule, the “relevant individual” is the individual to whom the Award was granted;

(f)	the Participant contributed at any time to circumstances which give or gave rise to significant losses the Company or any Group Member;

(g)

the Group enters into an involuntary administration or insolvency process or the Company or any Group Member has suffered serious financial downturn, corporate failure (which for these purposes shall include the a significant reduction in or cessation of the Group’s ability to continue normal operations) or failure of risk management as a result of any actions (or failures) for which the Participant was directly or indirectly responsible or which occurred in any part of the Group’s business in which the Participant performs a role or for which the Participant has direct or indirect responsibility; or

(h)	such reduction is required or appropriate:

(i)	under any malus and clawback policy adopted by the Company from time to time in its discretion; or

(ii)	to comply with any Applicable Law.

16.4	Amount to be subject to Clawback

Where Rules 16.2(a), 16.2(b), 16.2(c), 16.2(f), 16.2(g), 16.2(g)(Malus and Clawback between grant and Vesting), 16.3(a), 16.3(b), 16.3(c), 16.3(e), 16.3(f), 16.3(g) and/or 16.3(h) (Clawback following Vesting) applies, the Committee shall decide on the amount of the value received by the relevant individual from the Plan to be subject to Clawback and in deciding on such amount, the Committee may:

(a)

determine the amount on such basis as it decides is appropriate (and where any of Rules 16.2(a), 16.2(b) (Malus and Clawback between grant and Vesting), 16.3(a) or 16.3(b) (Clawback following Vesting) apply, it shall be all or part of the additional value which the Committee considers has been granted to, Vested and/or received by the relevant individual as referred to in those Rules); and

(b)

if the relevant individual is required to repay any amount pursuant to Rule 16.5(b) (Satisfaction of the Clawback) then the Committee may consider whether that amount should take into account any income tax and National Insurance contributions paid by the relevant individual and any possibility of the relevant individual reclaiming such income tax and National Insurance contributions (or similar social security or other contributions arising in any jurisdiction).

16.5	Satisfaction of the Clawback

Where Rule 16.2 (Malus and Clawback between grant and Vesting) applies, the Clawback shall be satisfied as set out in that Rule.

Where Rule 16.3 (Clawback following Vesting) applies, the Clawback shall be satisfied as set out in Rules 16.5(a) and/or 16.5(b) and/or Rule 16.5(c) (Satisfaction of the Clawback).

(a)	The Committee may reduce (including, if appropriate, reducing to zero) any of the following elements of the remuneration of the relevant individual:

(i)	the amount of any future bonus which would, but for the operation of the Clawback, be payable to the relevant individual under any bonus plan operated by any Group Member; and/or

(ii)

the extent to which any subsisting Awards held by the relevant individual Vests (including any cash amount) or has Vested (but in respect of which no Shares have yet been transferred or cash payment made to the Participant) notwithstanding the extent to which any Performance Condition and/or any other condition imposed on any such Award has been satisfied; and/or

(iii)

the extent to which any rights to acquire Shares granted to the relevant individual under any other share incentive plan (other than the Plan, and any share plan approved by HM Revenue & Customs under ITEPA) operated by any Group Member vest or become exercisable notwithstanding the extent to which any conditions imposed on such rights to acquire Shares have been satisfied; and/or

(iv)	the number of Shares subject to any Vested but unexercised Option or SAR; and/or

(v)

the number of Shares subject to any vested but unexercised right to acquire Shares granted to the relevant under any share incentive plan (other than the Plan, any deferred bonus plan (not approved by the Company’s shareholders) and any plan approved by HM Revenue & Customs under ITEPA or equivalent in any overseas jurisdiction) operated by any Group Member.

(b)

The Committee may require the relevant individual to pay to such Group Member as the Committee may direct, and on such terms as the Committee may direct (including, but without limitation to, on terms that the relevant amount is to be deducted from the relevant individual’s salary or from any other payment to be made to the relevant individual by any Group Member), such amount as is required for the Clawback to be satisfied in full.

(c)

The Committee may require the relevant individual to forfeit any Shares or bonuses (including bonuses paid in Shares) that are held subject to a Retention Period Condition for nil consideration and on such terms as the Committee may direct.

(d)	The Committee may, in its discretion, require Participants to execute and deliver to the Company such documents as the Committee deems necessary or appropriate to enforce

Rule 16.3 (Clawback following Vesting) and/or Rule 16.5 (Satisfaction of the Clawback).

16.6	Timing of effect of Clawback

(a)	Any reduction made pursuant to Rule 16.5(a)(ii) and/or Rule 16.5(a)(iii) (Satisfaction of the Clawback) above shall take effect at such time as determined by the Committee.

(b)	Any reduction and/or forfeiture made pursuant to Rule 16.5(a)(iv) and/or Rule 16.5(a)(v) and/or 16.5(c) (Satisfaction of the Clawback) shall take effect at such time as the Committee decides.

16.7	Reduction in Awards to give effect to clawback provisions in other plans

The Committee may decide at any time to reduce the number of Shares (and/or amount of cash) subject to an Award (including, if appropriate, reducing to zero) to give effect to a clawback provision of any form contained in any incentive plan (other than the Plan) or any bonus plan operated by any Group Member. The value of the reduction shall be in accordance with the terms of the clawback provision in the relevant plan or, in the absence of any such term, on such basis as the Committee, acting fairly and reasonably, decides is appropriate.

17.	ALTERATIONS

17.1	General rule on alterations

Except as described in Rule 17.2 (Shareholder approval), Rule 17.3 (Alterations to disadvantage of Participants) or unless otherwise prohibited by Applicable Laws, the Committee may at any time alter the Plan or the terms of any Award Agreement in its sole discretion, except as otherwise set forth in the applicable Award Agreement.

17.2	Shareholder approval

No alteration which would require shareholder approval to comply with Applicable Laws shall be effective without the prior approval by ordinary resolution of the members of the Company in general meeting.

17.3	Alterations to disadvantage of Participants

No alteration to the material disadvantage of Participants (other than a change to any Performance Condition) shall be made under Rule 17.1 (General rule on alterations) unless:

(a)	the Committee shall have invited every relevant Participant to indicate whether or not they approve the alteration; and

(b)	the alteration is approved by a majority of those Participants who have given such an indication,

save that no consent of a Participant shall be required:

(a)	to change any Performance Condition, subject to Rule 17.4;

(b)

if any amendments are required to be made by the Company (including to any applicable remuneration or clawback policy) to take account of any current or future regulatory requirement (including a requirement of the UK Financial

Conduct Authority, the UK Prudential Regulation Authority or otherwise to comply with Applicable Laws).

17.4	Alterations to a Performance Condition

If events happen following the Grant Date which cause the Committee to determine that any element of the Performance Condition is no longer a fair measure of the Company’s performance, the Committee may alter the terms of such element as it determined to be appropriate but not so that the revised Performance Condition is, in the opinion of the Committee, materially less challenging in the circumstances (taking account of any intervening event) than was intended in setting the original Performance Condition.

18.	MISCELLANEOUS

18.1	Employment

The rights and obligations of any individual under the terms of their employment with any Group Member shall not be affected by their participation in the Plan or any right which the Participant may have to participate in it. An individual who participates in the Plan waives any and all rights to compensation or damages in consequence of the termination of their employment for any reason whatsoever insofar as those rights arise or may arise from them ceasing to have rights under an Award as a result of such termination, or from the loss or diminution in value of such rights or entitlements, including by reason of operation of the terms of the Plan, any determination by the Committee pursuant to a discretion contained in the Plan or the provisions of any statute or law relating to taxation. Participation in the Plan shall not confer a right to continued employment upon any individual who participates in it. An eligible employee shall have no right to receive an Award under the Plan. The grant of any Award does not imply that any further Award will be granted nor that a Participant has any right to receive any further Award.

18.2	Currency

If the value of any Award or payment under the Plan is to be made in a currency other than US dollars (or vice-versa), then the amount of such payment shall be converted into such other currency on such basis as the Committee may reasonably determine.

18.3	Sub-plans and local law variations

The Committee may modify Awards, the Rules of the Plan and the terms on which Awards are granted for Participants who are employed or tax residents outside the United Kingdom or establish sub-plans, schedules or procedures under the Plan to introduce tax qualifying awards (including in the UK) and/or address differences in laws, rules, regulations or customs of such foreign jurisdictions with respect to tax, securities, currency, employee benefit or other matters.

18.4	Disputes

In the event of any dispute or disagreement as to the interpretation of the Plan, or as to any question or right arising from or relating to the Plan, the decision of the Committee shall be final and binding upon all persons.

18.5	Exercise of powers and discretions

The exercise of any power or discretion by the Committee shall not be open to question by any person and, except where required by the Plan or under Applicable Laws, a Participant or former Participant shall have no rights in relation to the exercise of or failure to exercise any such power or discretion.

18.6	Share rights

All Shares allotted under the Plan shall rank equally in all respects with Shares then in issue except for any rights attaching to such Shares by reference to a record date before the date of the allotment.

Where Vested Shares are transferred to Participants (or their nominee) or, in the case of Restricted Shares, released from their restrictions under the Plan and/or applicable Award Agreement, Participants shall be entitled to all rights attaching to such Shares by reference to a record date on or after the date of such transfer or release of such restrictions, subject to the terms and conditions of the Plan, the applicable Award Agreement and/or any applicable shareholders and/or similar agreement.

18.7	Notices

Any notice or other communication under or in connection with the Plan may be given:

(a)

by personal delivery or by internal or ordinary post, in the case of a company to the company secretary at its registered office or to such other address as may from time to time be notified to an individual, and in the case of an individual to their last known address, or, where the Participant is a director or employee of a Group Member, either to their last known address or to the address of the place of business at which the Participant performs the whole or substantially the whole of the duties of their employment;

(b)	in an electronic communication to their usual business address or such other address for the time being notified for that purpose to the person giving the notice; or

(c)	by such other method as the Committee determines.

Where a notice or document is sent to an eligible employee or Participant by ordinary or internal post, it shall be treated as being received 72 hours after it was put into the post properly addressed and, where relevant, stamped. In all other cases, the notice or document shall be treated as received when it is given. A notice or document sent to the Company shall only be effective once it is received by the Company, unless otherwise agreed by the Company. All notices and documents given or sent to the Company shall be given or sent at the risk of the sender.

18.8	Third parties

No third party has any rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of the Plan.

18.9	Benefits not pensionable

Benefits provided under the Plan shall not be pensionable.

18.10	Costs of the Plan

The cost of introducing and administering the Plan will be met by the Company. The Company will be entitled, if it wishes, to charge an appropriate part of such cost and/or the costs of an Award to another Group Member.

18.11	Data Protection

By accepting the grant of an Award, a Participant acknowledges that the Company or any Group Member may hold, process and transfer Personal Data relating to them to other Group Members or to any third parties engaged by them for any and all purposes related to the operation and administration of the Plan and/or in order to meet any legal obligation, in each case in accordance with the Company’s Data Privacy Policy and applicable law where the processing is necessary for:

(a)	the performance of the contract between the Company and the Participant under which the Participant participates in the Plan;

(b)	the Company or any Group Member to comply with its legal obligations; or

(c)	the purposes of furthering the legitimate business interests of the Company or any Group Member provided this does not conflict with the legal rights of the participant.

A Participant also acknowledges that the Company or any Group Member may, in accordance with the Company’s Data Privacy Policy and applicable law, transfer or store Personal Data outside the European Economic Area (EEA), and that Personal Data may also be processed outside the EEA by the Company or any Group Member or for one or more of its or their service providers.

18.12	Awards non-assignable

Except as the Committee may determine or provide in an Award Agreement or otherwise for Awards other than Incentive Stock Options, Awards may not be sold, assigned, transferred, pledged, charged or otherwise dealt in, disposed of or encumbered, either voluntarily or by operation of law, except by will or the laws of descent and distribution, or, subject to the Committee’s consent, pursuant to a domestic relations order, and, during the life of the Participant, will be exercisable only by the Participant. References to a Participant, to the extent relevant in the context, will include references to a Participant’s authorized transferee that the Committee specifically approves.

18.13	Governing law

The Plan and all Awards shall be governed by and construed in accordance with the laws of England and Wales and the Courts of England and Wales shall have exclusive jurisdiction to hear any dispute.

18.14	Consistency with any requirement for shareholder approval

Nothing in these rules or the terms of any Award will oblige a Group Member or any other person to make any remuneration payment or payment for loss of office which would be in breach of any legislation or regulation requiring such payments to be approved by shareholders. The Company will not be obliged to seek the approval of its shareholders in general meeting for any such payment but may make such changes as are necessary or desirable to the terms of any payment to ensure that shareholder approval is not required.

18.15	Lock-up Period

The Company may, at the request of any underwriter representative or otherwise, in connection with registering the offering of any Company securities under the Securities Act, prohibit Participants from, directly or indirectly, selling or otherwise transferring any Shares or other Company securities during a period of up to 180 days following the effective date of a Company registration statement filed under the Securities Act, or such longer period as determined by the underwriter.

18.16	Conformity to securities laws

The Plan is intended to conform to the extent necessary with Applicable Laws. Notwithstanding anything herein to the contrary, the Plan and all Awards will be administered only in conformance with Applicable Laws. To the extent Applicable Laws permit, the Plan and all Award Agreements will be deemed amended as necessary to conform to Applicable Laws.

SCHEDULE 1

RESTRICTED SHARE AWARDS

1.	GRANT OF RESTRICTED SHARE AWARD

1.1

On or before the grant of a Restricted Share Award, each employee selected for such an Award must enter into an agreement with the Company (and, where applicable a nominee or employee benefit trust) under the terms of which the employee agrees both in respect of the Shares comprised in the Award at the Grant Date and any additional Shares that may become subject to the Award under Rule 3.5 (Dividend equivalents):

1.1.1	to have full beneficial ownership of the Shares;

1.1.2	unless the Committee decides otherwise, to waive their right to all cash and scrip dividends on their Restricted Shares until Vesting;

1.1.3	that they will not assign, transfer, charge or otherwise dispose of any Restricted Shares or any interest in such Restricted Shares until Vesting save as otherwise required by the Rules;

1.1.4	if required by the Committee, to enter into any elections under Part 7 of ITEPA; and

1.1.5	to sign any documentation to give effect to the terms of the Restricted Share Award.

1.2	The date of such agreement shall be the Grant Date of the Restricted Share Award.

1.3

On the Grant Date (or as soon as practicable after the payment date of the relevant dividend in the case of additional Shares that are to become subject to the Restricted Share Award under Rule 3.5 (Dividend equivalents)) either the legal ownership of the Restricted Shares shall be held on the Participant’s behalf by a nominee as chosen from time to time by the Committee or the Participant shall deposit the share certificate (or any other document of title) relating to the Restricted Shares together with a signed but otherwise uncompleted instrument of transfer with such person as the Committee may from time to time decide.

SCHEDULE 2

RETENTION PERIOD CONDITIONS

These Retention Period Conditions shall apply to Vested Shares acquired by executive directors or former executive directors of the Company, Material Risk Takers and any other Participant designated by the Committee under Rule 3.1 (Terms of grant) on or prior to the Grant Date unless the Board and/ or Committee determines otherwise.

1.	DEFINITIONS

1.1	For the purposes of the Retention Period Conditions set out in this Schedule 2 to the Plan, the following words and expressions shall have the following meanings:

“Retention Period” shall mean the period starting and, unless the Committee determines in the applicable Award Agreement or otherwise (provided that the period cannot be shorter than 6-months for any Material Risk Taker), ending on the second anniversary of Vesting of the Award during which the Relevant Individual agrees not to sell, transfer, assign or dispose of any of their Vested Shares or to exercise any Vested Shares structured as an Option or SAR (except any Vested Shares sold by or on behalf of the Relevant Individual to pay the Participant’s Tax Liability due and arising on the Vesting and/or exercise of their Award) in accordance with and subject to these Retention Period Conditions; and

“Relevant Individual” means an individual to whom an Award has been granted and who is (or was) an executive director of the Company, a Material Risk Taker and/or an individual chosen and designated by the Committee on or prior to the Grant Date as someone to whom these Retention Period Conditions shall apply.

1.2	The words and expressions defined in the rules of the Plan shall have the same meaning when used in these Retention Conditions except where otherwise defined.

1.3	Words and expressions in italics and the headings do not form part of the Retention Period Conditions.

2.	RETENTION PERIOD

2.1	Restrictions on the sale, transfer, disposal and assignment of Vested Shares

Unless the Committee determines otherwise, the Relevant Individual agrees:

2.1.1

to hold their Vested Shares (except any Vested Shares sold by or on behalf of the Relevant Individual to pay any Tax Liability due and arising on the Vesting and/or exercise of the relevant Award) during the relevant Retention Period applying to those Shares in accordance with such terms and conditions that the Committee may impose and determine from time to time, which may include their Vested Shares being held by a nominee appointed by the Company, on the Relevant Individual’s behalf;

2.1.2

not to sell, transfer, assign or dispose of any interest in their Vested Shares (except any Vested Shares sold by or on behalf of the Relevant Individual to pay any Tax Liability due and arising on the Vesting and/or exercise of the relevant Award) until the expiry of the relevant Retention Period applying to those Shares unless the Committee determines otherwise or as otherwise permitted under paragraph 2.2 (Permitted transfers during the Retention Period);

2.1.3

that if they acquires any further Shares by virtue of their holding of Vested Shares during the relevant Retention Period those newly acquired Shares shall also be held subject to the terms of these Retention Period Conditions as they apply to the original Vested Shares until the expiry of the relevant Retention Period unless the Committee, in its discretion, determines otherwise; and

2.1.4

to enter into any other document required by the Committee from time to time (including a power of attorney or its equivalent) to give effect to the restrictions under these Retention Period Conditions.

For the avoidance of any doubt, Vested Shares shall not be subject to any risk of forfeiture under these Retention Period Conditions; however, Vested Shares may be subject to Clawback in accordance with Rule 15.4 (Malus and Clawback).

2.2	Permitted transfers during the Retention Period

2.2.1	Subject to the prior approval of the Committee and Applicable Laws, the Relevant Individual may transfer or assign some or all of their Vested Shares to:

(A)	a nominee account (or its equivalent) under which Shares are held on their behalf; and/or

(B)	their spouse or civil partner; and/or

(C)	their personal pension plan; and/or

(D)	to an individual savings account; and/or

(E)	to the trustees of a family benefit trust established by the relevant individual during the relevant Retention Period provided that the person to whom the Shares (or an interest in the Shares) are to be transferred (the “relevant transferee”) has agreed to comply with the terms of these Retention Period Conditions and any other terms and conditions imposed or determined by the Committee, and the relevant transferee agrees not to sell, transfer, assign or dispose of those Vested Shares until the expiry of the relevant Retention Period.

2.2.2

If, during the Retention Period, the Relevant Individual receives securities other than Shares by virtue of their holding of Vested Shares, they may sell (or where appropriate redeem) those securities, unless otherwise determined by the Committee or if any Relevant Individual who holds Shares is a Material Risk Taker, in which case the applicable Retention Period will continue to apply.

2.2.3

The Committee may, in its discretion, allow a Relevant Individual to sell, transfer, assign or dispose of some or all of their Vested Shares before the end of the relevant Retention Period, subject to any additional terms and conditions that the Committee may specify.

2.3	Expiry of the Retention Period

Save in respect of any Material Risk Takers or unless otherwise determined by the Committee, the Retention Period shall expire early on:

2.3.1

the date of an event under Rule 13.1 (General offers) or 13.2 (Schemes of arrangement and winding up) (excluding an internal reorganisation under Rule 13.4 (Internal reorganisations and mergers) where Awards are released and exchanged for equivalent new awards) or such other convenient date shortly prior to the date of an event under Rule 13.1 (General offers) or 13.2 (Schemes of arrangement and winding up) as determined by the Committee;

2.3.2	the death of the Relevant Individual; or

2.3.3	such other date determined by the Committee, in its discretion.

Vested Shares (or a proportion of them) shall cease to be subject to any restrictions under these Retention Period Conditions once the relevant Retention Period applying to those Shares has expired. As soon as reasonably practicable following the expiry of the relevant Retention Period the Committee shall (to the extent relevant) transfer or procure the transfer of the legal title to the Vested Shares previously subject to that Retention Period and any documents of title relating to those Vested Shares to the Relevant Individual or their nominee, subject to any provision of Clawback under Rule 15.4 (Malus and Clawback).

2.4	General

The exercise, or omission to exercise, any power or discretion by the Committee under these Retention Period Conditions shall not be open to question by any person and the Committee shall be under no liability to any person in relation to the exercise or omission to exercise any such power or discretion.

SCHEDULE 3

US PARTICIPANTS

Rules specific to eligible employees resident or subject to taxation in the USA.

This Schedule 3 is supplemental to the Marex Group Limited Global Omnibus Plan (the “Plan”). This Schedule 3 sets out the rules of the Plan, in its application to any Award granted or to be granted to a person who is resident or subject to taxation in the USA and words and phrases defined in the Plan shall bear the same meaning in this Schedule 3 except as otherwise provided below.

The said Rules of the Plan shall apply to this Schedule 3 as the Rules without modification or variation save that:

1.

“Career Retiree” shall mean at any time when a Participant is Retirement Eligible, a Participant terminates their employment with the Company following the Retirement Notice Date. Solely for these purposes, “Retirement Eligible” shall mean when a Participant is: (i) is age fifty-five (55) or older; and (ii) has been actively employed in continuous employment with or service to a Group Member for at least ten (10) years; and “Retirement Notice Date” means the six (6)-month period immediately following the date of the Company’s receipt of a written notice of termination of employment by Participant at a time when a Participant is Retirement Eligible. In the event such Participant becomes a Career Retiree pursuant to the foregoing, the Award shall remain outstanding and shall Vest on the Normal Vesting Date and the Vested Shares shall be transferred to the Participant on or prior to the last day of the calendar year in which the Normal Vesting Date occurs, unless otherwise determined by the Committee in the applicable Award Agreement.

1.	Rule 8.2 (Conditional Awards) of the Plan shall for the purposes of this Schedule 3 be amended to read as follows:

“Except as may otherwise be determined by the Board or the Committee in an Award Agreement or otherwise, on or as soon as reasonably practicable following the Vesting of a Conditional Award and, notwithstanding any other Rule to the contrary, and in any event by the 15th day of March in the calendar year immediately following the year in which an Award Vests, the Committee shall, subject to Rule 7.5 (Payment of Tax Liability) and any arrangement made under Rules 7.3(a)(iii) and 7.3(a)(iv) (Restrictions on Vesting), transfer or procure the transfer of the Vested Shares to the Participant (or their nominee).”

2.	Rule 10.4 (Payment of cash equivalent) of the Plan shall for the purposes of this Schedule 3 be amended to read as follows:

“Except as may otherwise be determined by the Board or the Committee in an Award Agreement or otherwise, as soon as reasonably practicable after the Committee has determined under Rule 10.1 (Committee determination) that a Participant shall be paid a sum in substitution for their right to acquire any number of Vested Shares and, in any event, not later than the 15th day of March in the calendar year immediately following the calendar year in which the Award Vests the Company shall pay to them or procure the payment to them of that sum in cash.”

3.

Notwithstanding any other Rule to the contrary, for the purposes of an Award granted under this Schedule 3 if an Award Vests under Rule 13 (Takeovers and other corporate events) of the Plan or under any other provision of the Plan, then, except as may otherwise be determined by the Board or the Committee, the Vested Shares will be transferred to the relevant Participant by the 15th of March in the calendar year immediately following the calendar year of Vesting.

4.

Except as may otherwise be determined by the Board or the Committee in an Award Agreement or otherwise, any vesting requirement referenced in this Schedule 3 with respect to Conditional Awards shall require and shall be conditioned on the performance of substantial future services or the occurrence of a condition related to a purpose of the compensation, and the possibility of forfeiture must be substantial. Unless a Performance Condition applies to a Conditional Award until the Normal Vesting Date, any determination of eligibility for vesting under Rule 12.1 (Good leavers before the Normal Vesting Date) shall be made in the sole discretion of the employer and the Committee. Failure to meet such vesting requirements shall in all events result in forfeiture of the subject Award(s).

5.	Rule 12.1(a)(Good leavers before the Normal Vesting Date) of the Plan shall for the purposes of this Schedule 3 be amended to read as follows:

“(a) If a Participant ceases to be a director or employee of a Group Member before the Normal Vesting Date and is a Good Leaver then

(i)

subject to Rule 7.3 (Restrictions on Vesting) and Rule 13 (Takeovers and other corporate events), that Award shall vest on the Early Vesting Date and Rule 12.6 (Leavers: reduction in number of Vested Shares) shall apply; unless

(ii)

the Committee decides that, subject to Rule 7.3 (Restrictions on Vesting) and any determination made by the Committee at its discretion under Rule 12.8 (Committee discretion to vary the extent and time when Awards Vest), that Award shall Vest on the Normal Vesting Date and Rule 12.6 (Leavers: reduction in number of Vested Shares) shall apply; and

(iii)

an Award in the form of an Option or SAR which Vests under (i) or (ii) above may, subject to Rule 9.1 (Restrictions on the exercise of an Option or SAR: regulatory and tax issues) and Rule 13 (Takeovers and other corporate events), be exercised in respect of the Vested Shares within the period of 12 months commencing on the date of Vesting (or, if shorter, until the expiry of the Exercise Period) and, to the extent that the Option or SAR is not exercised, it shall lapse at the end of that period.

(iv)

notwithstanding anything to the contrary, for purposes of clause (i), (x) the Early Vesting Date shall be deemed to be the date of termination of employment or office of a Participant in the circumstances referred to in Rule 12.1 (Good leavers before the Normal Vesting Date), and (y) unless otherwise determined by the Committee, for purposes of the application of Rule 12.6 (Leavers: reduction in number of Vested Shares) pursuant to clause (i), any Performance Condition shall be applied as of the Early Vesting Date”.

6.

The Committee may grant Incentive Stock Options only to employees of the Company, any of its present or future parent or subsidiary corporations, as defined in sections 424(e) or (f) of the Code, respectively, and any other entities the employees of which are eligible to receive Incentive Stock Options under the Code. If an Incentive Stock Option is granted to a Greater Than 10% Stockholder, the exercise price will not be less than 110% of the Fair Market Value on the Option’s grant date, and the term of the Option will not exceed five years. All Incentive Stock Options will be subject to and construed consistently with section 422 of the Code. By accepting an Incentive Stock Option, the Participant agrees to give prompt notice to the Company of dispositions or other transfers of Shares acquired under the Option made within (i) two years from the grant date of the Option or (ii) one year after the transfer of such Shares to the Participant, specifying the date of the disposition or other transfer and the amount the

Participant realized, in cash, other property, assumption of indebtedness or other consideration, in such disposition or other transfer. Neither the Company nor the Board or the Committee will be liable to a Participant, or any other party, if an Incentive Stock Option fails or ceases to qualify as an “incentive stock option” under section 422 of the Code. Any Incentive Stock Option or portion thereof that fails to qualify as an “incentive stock option” under section 422 of the Code for any reason, including becoming exercisable with respect to Shares having a fair market value exceeding the $100,000 limitation under Treasury Regulation section 1.422-4, will be a Non-qualified Stock Option.

7.

The Plan and this Schedule 3 shall be subject to the approval of the Company’s shareholders within 12 months of the date of the Plan and this Schedule 3 are adopted by the Board. This Schedule 3 shall continue in effect for a term of ten years from the earlier of the date of Board approval or shareholder approval of the Plan and this Schedule 3.

8.	Section 409A.

(a)

For purposes of any Award granted to a U.S. resident or taxpayer, if a “change in Control” constitutes a payment event with respect to any Award (or portion of any Award) that provides for the deferral of compensation that is subject to section 409A, to the extent required to avoid the imposition of additional taxes under section 409A, a transaction or event shall only constitute a “change in Control” for purposes of the payment timing of such Award if such transaction also constitutes a “change in control event,” as defined in Treasury Regulation section 1.409A-3(i)(5).

(b)

The Exercise Price of an Option shall not be less than 100% of the Market Value of a Share on the date of grant of such Option unless the Committee specifically indicates that the Awards will have a lower Exercise Price and the Award complies with section 409A of the Code.

(c)

The Company intends that all Awards be structured to comply with, or be exempt from, section 409A, such that no adverse tax consequences, interest, or penalties under section 409A apply and all Awards shall be interpreted consistent with such intent. Notwithstanding anything in the Plan or any Award Agreement to the contrary, the Board may, without a Participant’s consent, amend this Plan or Awards, adopt policies and procedures, or take any other actions (including amendments, policies, procedures and retroactive actions) as are necessary or appropriate to preserve the intended tax treatment of Awards, including any such actions intended to (A) exempt this Plan or any Award from section 409A, or (B) comply with section 409A, including regulations, guidance, compliance programs and other interpretative authority that may be issued after an Award’s grant date. The Company makes no representations or warranties as to an Award’s tax treatment under section 409A or otherwise. The Company will have no obligation under this Schedule 3 or otherwise to avoid the taxes, penalties or interest under section 409A with respect to any Award and will have no liability to any Participant or any other person if any Award, compensation or other benefits under the Plan are determined to constitute noncompliant “nonqualified deferred compensation” subject to taxes, penalties or interest under section 409A.

(d)

If an Award constitutes “nonqualified deferred compensation” under section 409A, any payment or settlement of such Award upon a termination of a Participant’s employment will, to the extent necessary to avoid taxes under section 409A, be made only upon the Participant’s “separation from service” (within the meaning of section 409A), whether such “separation from service” occurs upon or after the termination of the Participant’s employment. For purposes of this Plan or any Award Agreement relating to any such payments or benefits, references to a “termination,” “termination of employment” or like terms means a “separation from service.”

(e)

Notwithstanding any contrary provision in the Plan or any Award Agreement, any payment(s) of “nonqualified deferred compensation” required to be made under an Award to a “specified employee” (as defined under section 409A and as the Board determines) due to their “separation from service” will, to the extent necessary to avoid taxes under section 409A(a)(2)(B)(i) of the Code, be delayed for the six-month period immediately following such “separation from service” (or, if earlier, until the specified employee’s death) and will instead be paid on the day immediately following such six-month period (or, if earlier, the specified employee’s death) or as soon as administratively practicable thereafter (without interest). Any payments of “nonqualified deferred compensation” under such Award payable more than six months following the Participant’s “separation from service” will be paid at the time or times the payments are otherwise scheduled to be made.

(f)

If an Award includes a “series of installment payments” within the meaning of section 1.409A-2(b)(2)(iii) of section 409A, the Participant’s right to the series of installment payments will be treated as a right to a series of separate payments and not as a right to a single payment and, if an Award includes “dividend equivalents” within the meaning of section 1.409A-3(e) of section 409A, the Participant’s right to receive the dividend equivalents will be treated separately from the right to other amounts under the Award.

Incentive Stock Options

9.

The Board may grant Incentive Stock Options only to employees of the Company, any of its present or future parent or subsidiary corporations, as defined in sections 424(e) or (f) of the Code, respectively, and any other entities the employees of which are eligible to receive Incentive Stock Options under the Code. If an Incentive Stock Option is granted to a Greater Than 10% Stockholder, the exercise price will not be less than 110% of the Market Value on the Option’s grant date, and the term of the Option will not exceed five years. All Incentive Stock Options will be subject to and construed consistently with section 422 of the Code. By accepting an Incentive Stock Option, the Participant agrees to give prompt notice to the Company of dispositions or other transfers of Shares acquired under the Option made within (i) two years from the grant date of the Option or (ii) one year after the transfer of such Shares to the Participant, specifying the date of the disposition or other transfer and the amount the Participant realized, in cash, other property, assumption of indebtedness or other consideration, in such disposition or other transfer. Neither the Company nor the Board or the Committee will be liable to a Participant, or any other party, if an Incentive Stock Option fails or ceases to qualify as an “incentive stock option” under section 422 of the Code. Any Incentive Stock Option or portion thereof that fails to qualify as an “incentive stock option” under section 422 of the Code for any reason, including becoming exercisable with respect to Shares having a fair market value exceeding the $100,000 limitation under Treasury Regulation section 1.422-4, will be a Non-qualified Stock Option.

10.	In this Schedule 3:

“Greater Than 10% Stockholder” means an individual then owning (within the meaning of section 424(d) of the Code) more than 10% of the total combined voting power of all classes of stock of the Company or its parent or subsidiary corporation, as defined in section 424(e) and (f) of the Code, respectively.

“Non-qualified Stock Option” means an Option which is not intended or not qualifying to be an Incentive Stock Option.

SCHEDULE 4

NON-EMPLOYEE SUB-PLAN

(the “Non-Employee Sub-Plan”)

1.	INTRODUCTION.

1.1

The Non-Employee Sub-Plan is a sub-plan of the Marex Group Limited Global Omnibus Plan (the “Plan”) and permits the grant of Awards to Consultants and Directors of the Company or any Group Member who are not employees (as at the time of the relevant grant) of any such company.

1.2

For the avoidance of doubt, the Non-Employee Sub-Plan (i) shall not prejudice the status of the Plan as an employees’ share scheme within the meaning of section 1166 of the United Kingdom Companies Act 2006; and (ii) operates separately from the Plan.

2.	DEFINITIONS AND INTERPRETATION

2.1	In the Non-Employee Sub-Plan, words and expressions used in the Plan shall, unless otherwise specified below, apply in relation to Awards granted under the Non-Employee Sub-Plan.

2.2

Save as modified in the Non-Employee Sub-Plan, all the provisions of the Plan relevant to Awards shall be incorporated into the Non-Employee Sub-Plan as if fully set out herein so as to be part of the Non-Employee Sub-Plan.

2.3	These rules of the Non-Employee Sub-Plan take precedence if there is any inconsistency between them and the rules of the Plan.

2.4	In these rules of the Non-Employee Sub-Plan:

2.4.1

“Consultant” means any person, including any adviser, engaged by the Company or any Group Member (whether directly or indirectly) to render services to such entity if the consultant or adviser: (a) renders bona fide services to the Company or a Group Member; (b) renders services not in connection with the offer or sale of securities in a capital-raising transaction and does not directly or indirectly promote or maintain a market for the Company’s securities; and (c) is a natural person.

2.4.2	“Director” means any non-employee director or member of the Board (or board of directors of any Group Member).

2.4.3	“Service Provider” means a Consultant or a Director.

2.4.4	“Termination Date” means the date on which a Participant ceases to be a Service Provider.

2.5

Without limiting Rule 2.3 of the Non-Employee Sub-Plan above, this Non-Employee Sub-Plan will apply to any individuals employed by an employer of record, personal services company or other umbrella company to provide personal services to the Company or a Group Member.

2.6

In these rules of the Non-Employee Sub-Plan, whenever the terms “employee,” “employed” or “employment” (or its termination) are otherwise used in the context of matters following the grant of an Award, they shall be construed in the context of that person being a Director or a Consultant of the Company or being employed by an employer or record, personal services company or other umbrella company. References to an employee’s employment with the Company or a Group Member continuing or terminating will be read as references to that individual continuing or ceasing (as applicable) to provide services to the Company or a Group Member as a Service Provider.

2.7

Notwithstanding anything to the contrary in the Plan, the full Board, acting by a majority of its members in office, shall conduct the general administration of the Plan with respect to Awards granted to Directors and, with respect to such Awards, the term “Committee” as used in the Plan shall be deemed to refer to the Board.

SCHEDULE 5

UK SHARESAVE SUB-PLAN

(the “UK Sharesave Sub-Plan”)

1.	INTRODUCTION

The UK Sharesave Sub-Plan is a sub-plan of the Marex Group Limited Global Omnibus Plan (the “Plan”). The purpose of this UK Sharesave Sub-Plan is to provide, in accordance with paragraph 5 of Schedule 3 to ITEPA, benefits for Eligible Employees (as defined below) in the form of share options. The Scheme may not provide benefits to Eligible Employees otherwise than in accordance with Schedule 3 to ITEPA. The UK Sharesave Sub-Plan is intended to be a Schedule 3 SAYE (as defined below).

2.	DEFINITIONS AND INTERPRETATION

2.1	In the UK Sharesave Sub-Plan, words and expressions used in the Plan shall, unless otherwise specified below, apply in relation to Awards granted under the UK Sharesave Sub-Plan.

2.2	In this UK Sharesave Sub-Plan, the following words and expressions shall bear, unless the context otherwise requires, the meanings set forth below:

“Appointed Authority” means such bank, building society or other person specified in Section 704 of the UK Income Tax (Trading and Other Income) Act 2005, as the Committee may designate for the purpose of receiving Monthly Contributions under Savings Arrangements;

“Appropriate Period” has the meaning given by Paragraph 38(3) of Schedule 3 to ITEPA;

“Associated Company” means an associated company of the Company within the meaning that expression bears in Paragraph 47 of Schedule 3 to ITEPA, save in respect of Rules 8.5.4 and 8.7 where the meaning given in Paragraph 35(4) of Schedule 3 to ITEPA shall apply;

“Bonus Date” means the earliest date on which the bonus due under the Savings Arrangements entered into in connection with an Option becomes payable;

“Continuous Service” has the meaning given to “continuous employment” in the UK Employment Rights Act 1996;

“Date of Invitation” means the date on which the Committee invites applications for Options;

“Dealing Day” means any day on which Nasdaq (or any other Recognised Stock Exchange) is open for trading;

“Eligible Employee” means:

(A)	any individual:

(i)

who is a full-time executive director (who is required to work at least 25 hours per week exclusive of meal breaks or such other number of hours as may be required by HM Revenue and Customs for the purposes of paragraph 6 of Schedule 3 to ITEPA) or an employee of a Participating Company;

(ii)	whose earnings from the office or employment referred to in (i) meet (or would meet if there were any) the requirements set out in paragraph 6(2)(c) of Schedule 3 to ITEPA;

(iii)

who, on the Date of Invitation, had such minimum period of Continuous Service with any one or more Participating Companies (taken consecutively) as the Committee may specify, provided that any period so specified shall not exceed five years prior to the Grant Date or such other period as may be permitted by paragraph 6(2)(b) of Schedule 3 to ITEPA; and

(B)	any other employee or category of employees whom the Committee may approve;

“Exercise Price” means the total amount payable in relation to the exercise of an Option, whether in whole or in part, being an amount equal to the relevant Option Price multiplied by the number of Shares in respect of which the Option is exercised;

“Key Feature” has the meaning given by Paragraph 40B(8) of Schedule 3 to ITEPA;

“Maximum Contribution” means, in relation to the relevant Savings Arrangements, the lesser of:

(A)	such maximum monthly contribution as may be permitted pursuant to Paragraph 25(3)(a) of Schedule 3 to ITEPA; and

(B)	such maximum monthly contribution as may be determined from time to time by the Committee;

“Minimum Contribution” means, in relation to the relevant Savings Arrangements, the minimum Monthly Contribution allowed under the Savings Arrangements as may be determined from time to time by the Committee but not to exceed the amount specified in Paragraph 25(3)(b) of Schedule 3 to ITEPA;

“Monthly Contributions” means monthly contributions agreed to be paid by a Participant under the Savings Arrangements entered into in connection with their Option;

“Non-UK Company Reorganisation Arrangement” has the meaning given by paragraph 47A of Schedule 3 to ITEPA;

“Option” means a right to acquire Shares under the UK Sharesave Sub-Plan which is either subsisting or (where the context so admits or requires) is proposed to be granted;

“Option Price” means the price per Share (denominated in sterling), as determined by the Committee prior to the Grant Date, at which an Eligible Employee may acquire Shares upon the exercise of an Option being not less than:

(C)	80 per cent. of one of (as determined by the Committee):

(i)	the Market Value of a Share on the Dealing Day immediately preceding the Date of Invitation;

(ii)	the average of the Market Values of a Share on the three Dealing Days immediately preceding the Date of Invitation; or

(iii)	the Market Value of a Share at such other time as may be agreed in advance in writing with HM Revenue and Customs; and

(D)	if the Shares are to be subscribed, their nominal value,

but subject to any adjustment pursuant to Rule 12;

“Participant” means a director or employee, or former director or employee, to whom an Option has been granted, or (where the context so admits or requires) the personal representatives of any such person;

“Participating Company” means:

(E)	the Company; and

(F)	any other company which is under the Control of the Company, is a Subsidiary of the Company, and is for the time being designated by the Committee as a Participating Company;

“Recognised Stock Exchange” has the meaning given by Section 1005 of the UK Income Tax Act 2007 and, for the avoidance of doubt, also includes the London Stock Exchange;

“Restriction” has the meaning given by Paragraph 48(3) of Schedule 3 to ITEPA;

“Rule” means a rule of this UK Sharesave Sub-Plan (unless the context otherwise implies reference to a rule in the Plan);

“Savings Arrangement” means a certified SAYE savings arrangement (within the meaning of Section 703 of the UK Income Tax (Trading and Other Income) Act 2005) approved by HM Revenue and Customs for the purpose of Schedule 3 to ITEPA;

“Schedule 3 SAYE” means any share option scheme that meets the requirements in force from time to time of Parts 2 to 7 of Schedule 3 to ITEPA;

“Share” means a fully paid ordinary share in the capital of the Company which satisfies the conditions specified in Paragraphs 18 to 20 and 22 of Schedule 3 to ITEPA (provided that such conditions need not be satisfied at the date of exercise of the Option where such Option is exercised within 20 days after the date on which Options become exercisable pursuant to Rule 9.1);

“Subsidiary” has the meaning given by Section 86(1) of the Companies Act;

“US Taxpayer” means a Participant who is or becomes subject to taxation under the US Internal Revenue Code of 1986, as amended; and

“US Tax Year” means a calendar year or, if it would result in the period under Rule 8.11 being longer, the twelve month period in respect of which the Participant’s employing company is obliged to pay tax.

3.	INVITATIONS AND APPLICATION FOR OPTIONS

3.1

The Committee may invite applications for Options from Eligible Employees. Invitations may be made by letter, poster, circular, advertisement, electronically, or by any other means or combination of means determined by the Committee, and shall include details of:

3.1.1	eligibility;

3.1.2	the Option Price;

3.1.3

whether the Shares over which an Option is to be granted are subject to any Restriction and, if so, the details of such Restriction (or information as to where such details are set out in an accessible format);

3.1.4	the length of the Savings Arrangements and the date when savings will start;

3.1.5	the Maximum Contribution payable;

3.1.6	the Minimum Contribution payable;

3.1.7	whether, for the purpose of determining the number of Shares over which an Option is to be granted, the repayment under the Savings Arrangements is to be taken:

(A)	as including any specified bonus;

(B)	as including any bonus selected by the Eligible Employee; or

(C)	as not including a bonus;

3.1.8	the form of application and the date by which applications made pursuant to Rule 3.3 must be received (being neither earlier than 14 days, nor later than 25 days after the Date of Invitation);

3.1.9	if determined by the Committee, details of the maximum number of Shares over which applications for Options are to be invited in a relevant period; and

3.1.10	include a statement that each invitation is subject to these Rules, the relevant Savings Arrangement and Schedule 3 of ITEPA and that those provisions will prevail over any conflicting statement.

3.2

An application for an Option must incorporate or be accompanied by a proposal for Savings Arrangements (and, where Eligible Employees may elect for different lengths of Savings Arrangements, details of the choice available).

3.3	An application for an Option shall be in such form as the Committee may from time to time prescribe, save that it shall provide for the application to state:

3.3.1	the length of the Savings Arrangement (or if there is a choice, the period of the Option applied for);

3.3.2

the Monthly Contributions (being a multiple of £1 and not less than the Minimum Contribution) which the Eligible Employee wishes to make under the Savings Arrangements to be entered into in connection with the Option for which application is made;

3.3.3	that the Eligible Employee’s proposed Monthly Contributions (when taken together with any Monthly Contributions made under any other Savings Arrangements) will not exceed the Maximum Contribution; and

3.3.4	if Eligible Employees may elect for the repayment under the Savings Arrangements to be taken as including a bonus, the Eligible Employee’s election in that respect.

3.4

If an application for an Option specifies a Monthly Contribution which (when taken together with any Monthly Contributions the Eligible Employee makes under any other Savings Arrangements) which will exceed the Maximum Contribution, the Committee is authorised to modify the application by reducing the Monthly Contribution to the maximum possible amount. Any such modification shall be made before the application is accepted.

3.5	An application for an Option shall be valid only if:

3.5.1	it is received by the Company not later than the date specified in the invitation;

3.5.2	it contains an agreement by the Eligible Employee to be bound by all such terms or conditions as may have been specified in the invitation or as are specified in the Rules; and

3.5.3	it is made in such form and manner as the Committee may in its discretion allow.

3.6

Each application for an Option shall provide that, in the event of excess applications, each application and proposal shall be deemed to have been modified or withdrawn in accordance with the steps taken by the Committee to scale down applications pursuant to Rule 4.

3.7	Proposals for Savings Arrangements shall be limited to the Appointed Authority.

3.8

Each application shall be deemed to be for an Option over the largest whole number of Shares which can be acquired at the Option Price with the expected aggregate repayment under the Savings Arrangements entered into in connection with the Option.

4.	SCALING DOWN

4.1

If valid applications are received for a total number of Shares in excess of any maximum number of Shares determined by the Committee pursuant to Rule 3.1.9, or any limitation under Rule 7, the Committee shall scale down applications in accordance with Rules 4.1.1 to 4.1.4 below in such order and combinations as the Committee may determine, save that the provisions set out in Rules 4.1.3 and 4.1.4 shall not be applied before the provisions set out in Rules 4.1.1 and 4.1.2, until the number of Shares available equals or exceeds such total number of Shares applied for:

4.1.1

by reducing, so far as necessary, the proposed Monthly Contributions pro rata to the excess over such amount as the Committee shall determine for this purpose being not less than the amount of the Minimum Contribution;

4.1.2	by treating each election for a bonus as an election for no bonus;

4.1.3	by treating elections for five-year Savings Arrangements as elections for three-year Savings Arrangements; and

4.1.4	by selecting by lot.

4.2

If the number of Shares available is insufficient to enable an Option based on Monthly Contributions of the amount of the Minimum Contribution to be granted to each Eligible Employee making a valid application, the Committee may, as an alternative to selecting by lot, determine in its absolute discretion that no Options shall be granted.

4.3

If the Committee so determines, the provisions in Rule 4.1 may be modified or applied in any manner provided that any such modification or application does not breach any of the provisions of Schedule 3 to ITEPA.

4.4	If, in applying the scaling down provisions contained in this Rule 4, Options cannot be granted within the 30 day period referred to in Rule 6.2 below, the Committee may extend that period by 12 days.

4.5

If applications are scaled down pursuant to this Rule 4, the Monthly Contributions which Eligible Employees have specified in their applications shall, where necessary, be scaled down to such sums in whole pounds sterling. The resulting Monthly Contribution shall not be less than the Minimum Contribution.

5.	DEDUCTION OF MONTHLY CONTRIBUTIONS

Monthly Contributions to any Savings Arrangement shall be payable by means of regular deductions from the wage or salary remitted by the Company or any other Participating Company to the Participant’s account with the Appointed Authority provided that if and so long as payment by such means is rendered temporarily impracticable by reason of maternity leave, prolonged sick leave or other similar circumstances, the Participant may pay such contributions by any reasonable means agreed between the Company or the Participating Company, the Participant and the Appointed Authority.

6.	GRANT OF OPTIONS

6.1	No Option shall be granted to any person if, at the Grant Date, that person has ceased to be an Eligible Employee.

6.2

Within 30 days of the Dealing Day by reference to which the Option Price was fixed (or where by reference to more than one Dealing Day, the first of such days) the Committee may, subject to Rule 4 above, grant to each Eligible Employee who has submitted a valid application for an Option in respect of the number of Shares for which an application has been deemed to be made under Rule 3.8.

6.3

The Committee shall issue to each Participant an option notification in such form (not inconsistent with the provisions of the UK Sharesave Sub-Plan) as the Committee may from time to time prescribe. Each such notification shall specify:

6.3.1	the Grant Date of the Option;

6.3.2	the number and class of Shares over which the Option is granted;

6.3.3	the Option Price;

6.3.4	the date on which the Option will lapse;

6.3.5

whether the Shares over which the Option is granted are subject to any Restriction and, if so, the details of such Restriction (or information as to where such details are set out in an accessible format); and

6.3.6	the Bonus Date.

6.4

Except as otherwise provided in these Rules, every Option shall be personal to the Participant to whom it is granted and shall not be transferable, assignable or chargeable and any purported transfer, assignment or charge (save as aforesaid) shall cause the Option to lapse forthwith.

6.5	No amount shall be paid in respect of the grant of an Option.

7.	UK SHARESAVE SUB-PLAN LIMIT

7.1

The maximum number of Shares over which an Option may be granted (along with all other Awards under the Plan, any other Sub-Plans and any Award granted by Marex Group plc over Marex Group plc shares which was not exchanged for an equivalent award over Shares pursuant to Rule 13.4 (Internal reorganisations and mergers)) will be equal to the Overall Share Limit, subject to any other limit being approved by members of the Company from time to time (provided shareholder approval is required).

7.2

If the granting of an Option would cause the limit in this Rule 7 to be exceeded, such Option may be granted but shall only take effect as an Option over the maximum number of Shares which does not cause the limit to be exceeded. If more than one Option is made on the same

Grant Date, the number of Shares which would otherwise be subject to each Option shall be reduced pro rata.

8.	RIGHTS OF EXERCISE AND LAPSE OF OPTIONS

8.1	Save as provided in Rules 8.4, 8.5 and 8.10, an Option shall not be exercised earlier than the Bonus Date under the Savings Arrangements entered into in connection therewith.

8.2	Save as provided in Rule 8.4, an Option shall not be exercised later than six months after the Bonus Date under the Savings Arrangements entered into in connection therewith.

8.3	Save as provided in Rules 8.4, 8.5, 8.6 and 8.8 an Option may only be exercised by a Participant whilst they are a director or employee of a Participating Company.

8.4	An Option may be exercised by the personal representatives of a deceased Participant at any time:

8.4.1	within 12 months following the date of their death if such death occurs before the Bonus Date; and

8.4.2	within 12 months following the Bonus Date in the event of their death on, or within 6 months after, the Bonus Date.

8.5	An Option may be exercised by a Participant within six months following their ceasing to hold office or employment with a Participating Company by reason of:

8.5.1	injury or disability;

8.5.2	redundancy within the meaning of the UK Employment Rights Act 1996;

8.5.3	retirement;

8.5.4	their office or employment being in a company which ceases to be an Associated Company by reason of a change of control within the meaning of sections 450 and 451 of the UK Corporation Tax Act 2010;

8.5.5	a relevant transfer within the meaning of the UK Transfer of Undertakings (Protection of Employment) Regulations 2006; or

8.5.6

the transfer of a business or part of a business to a person who is not an Associated Company where the transfer is not a relevant transfer within the meaning of the UK Transfer of Undertakings (Protection of Employment) Regulations 2006.

8.6

Provided that such cessation occurs more than three years after the Grant Date, an Option may be exercised by a Participant within six months following their ceasing to hold office or employment with a Participating Company for any other reason not listed in Rule 8.5 above, other than where the reason for the cessation is dismissal for gross misconduct, serious breach or non-observance of the Participant’s contract of employment or failure or refusal to carry out the duties assigned to him thereunder.

8.7

A Participant shall not be treated, for the purposes of Rules 8.5, 8.6 or Rule 8.9.6, as ceasing to hold an office or employment with a Participating Company until they cease to hold any office or employment with a Participating Company or an Associated Company.

8.8	An Option may be exercised within six months of the Bonus Date by a Participant who is a director or employee of a company which is not a Participating Company but which is an Associated Company.

8.9	An Option granted to a Participant shall lapse upon the occurrence of the earliest of the following applicable to such Option:

8.9.1	six months after the Bonus Date under the Savings Arrangements entered into in connection with the Option, save where the Participant dies prior to the expiry of such period;

8.9.2

where the Participant dies before the Bonus Date, 12 months after the date of death; and where the Participant dies on, or in the period of six months after, the Bonus Date, 12 months after the Bonus Date;

8.9.3	the expiry of any of the six month periods specified in Rules 8.5 or 8.6, save where the Participant dies prior to the expiry of such period;

8.9.4

the expiry of any of the periods specified in Rules 9.3 or 9.4, save: (i) where an Option is released in consideration of the grant of a New Option during one of the periods specified in Rules 9.3 and 9.4 pursuant to Rule 9.6; or (ii) where the Participant dies prior to the expiry of (including prior to the commencement of) such period;

8.9.5	the expiry of the period specified in Rule 9.5

8.9.6

the Participant ceasing to hold any office or employment with a Participating Company: (i) prior to the third anniversary of the Grant Date other than for any reason specified in Rule 8.5 or as a result of their death; or (ii) on or after the third anniversary of the Grant Date other than for any reason specified in Rule 8.5, where a right of exercise arises under Rule 8.6 or as a result of their death;

8.9.7	subject to Rule 9.5, the passing of an effective resolution, or the making of an order by the Court, for the winding-up of the Company;

8.9.8

the Participant being deprived (otherwise than on death) of the legal or beneficial ownership of the Option by operation of law, or doing anything or omitting to do anything which causes him to be so deprived, or becoming bankrupt;

8.9.9

before an Option has become capable of being exercised, the Participant giving notice that they intends to stop paying Monthly Contributions, or being deemed under the terms of the Savings Arrangements to have given such notice, or making an application for repayment of the Monthly Contributions made; and

8.9.10	where an Option is subject to the provisions of Rule 8.11, the expiry of the period for exercise provided for Rule 8.11.

8.10	When an Option is exercised only in part, it shall lapse to the extent of the unexercised balance.

8.11

If an Option with an Option Price that is less than the Market Value of a Share subject to the Option on the Grant Date is held by a US Taxpayer, such Option must be exercised, if at all, under any Rule of the UK Sharesave Sub-Plan not later than two business days before the 15th day of the third month following the end of the US Tax Year in which the Option first becomes exercisable or is the date the Option is no longer subject to a substantial risk of forfeiture for purposes of Section 409A (or, if earlier, the last date of the relevant exercise period for such Option, or such earlier date as is provided under the UK Sharesave Sub-Plan) (which is, for the avoidance of doubt, intended to satisfy the “short-term deferral” exception within the meaning of Section 409A). The Board may determine an earlier date by which the Option must be exercised, if at all, in order to provide for a transfer of the Shares within the time set forth in Rule 11.3.

9.	TAKE-OVER, SCHEME OF ARRANGEMENT AND LIQUIDATION

9.1	Subject to Rule 8.9 and provided the Option is not to be exchanged under Rule 9.3, an Option can be exercised:

9.1.1	in the period starting up to 20 days before and ending six months following the date on which:

(A)	any person (or group of persons acting in concert) obtains Control of the Company as a result of making a general offer to acquire:

I.	Shares which is made on a condition such that if it is satisfied, the person making the offer will have Control of the Company; or

II.	all of the shares of the Company which are of the same class as the Shares,

and which, in either case, are not at the time owned by the offeror or any company Controlled by the offeror (and/or persons acting in concert with the offeror) and any condition subject to which the offer was made has been satisfied (a “Takeover”);

(B)	a Non-UK Company Reorganisation Arrangement becomes binding on the shareholders covered by it, where such arrangement is applicable to or affects:

I.	all of the ordinary share capital of the Company or all of the shares of the Company which are of the same class as the Shares to which the Option relates; or

II.

all of the shares, or all of the shares of that same class, which are held by a class of shareholders identified otherwise than by reference to their employment, directorships or participation in a Schedule 3 SAYE.

9.2

An Option which is exercised during the period of 20 days ending with the date of a Takeover or Non-UK Company Reorganisation Arrangement (each, a “Relevant Event”) will be treated as if it had been exercised in accordance with Rule 9.1. The exercise of any Option exercised in reliance on this Rule 9.2 in anticipation of a Relevant Event which does not occur within the period of 20 days following the exercise of the Option will be treated as having no effect.

9.3

If this Rule applies, Options will not become exercisable but may (with the consent of the Participant if and to the extent required under relevant legislation or HMRC guidance) be exchanged during the period set out in paragraph 38(3) of Schedule 3. Rules 9.4, 9.5 and apply to the exchange save that references to the Acquiring Company in those Rules will be deemed to be references to the Successor Company as defined below. This Rule applies when:

9.3.1	a company (the “Successor Company”) has obtained Control of the Company;

9.3.2	at least 75% of the shares of the Successor Company are held by the same shareholders as the shareholders of the Company immediately after the Successor Company has obtained Control; and

9.3.3	the Successor Company consents to the exchange of Options under this Rule.

9.4	If any company (the “Acquiring Company”)

9.4.1	obtains Control of the Company as a result of making a general offer to acquire Shares:

(A)	which is made on a condition such that, if it is satisfied, the person making the offer will have Control of the Company; or

(B)	all the shares in the Company which are of the same class as the Shares,

and which, in either case, are not at the time owned by the offeror or any company Controlled by the offeror (and/or persons acting in concert with the offeror) and any condition subject to which the offer was made has been satisfied; or

9.4.2	obtains Control of the Company as a result of a Non-UK Company Reorganisation Arrangement becoming binding on the shareholders covered by it,

any Participant may, at any time within the Appropriate Period, by agreement with the Acquiring Company, release any Option granted under the UK Sharesave Sub-Plan which has not lapsed (the “Old Option) in consideration of the grant to the Participant of a new Option (the “New Option”) which (for the purposes of Paragraph 39 of Schedule 3 to ITEPA) is equivalent to the Old Option but relates to shares in a different company (whether the Acquiring Company itself or some other company falling within Paragraph 18(b) or (c) of Schedule 3 to ITEPA).

9.5

The New Option shall not be regarded for the purposes of Rule 9.4 as equivalent to the Old Option unless the conditions set out in Paragraph 39(4) of Schedule 3 to ITEPA are satisfied, but so that the provisions of the UK Sharesave Sub-Plan shall for this purpose be construed as if:

9.5.1	the New Option were an option granted under the UK Sharesave Sub-Plan at the same time and on the same terms as the Old Option;

9.5.2

except for the purposes of the definition of “Participating Company” in Rule 1, the reference to “Marex Group Limited” in the definition of “Company” in Rule 1 were a reference to the different company mentioned in Rule 9.4 (provided that the scheme organiser (as defined in Schedule 3 of ITEPA) shall continue to be the Company);

9.5.3	the “Option Price” were references to the price per share payable upon the exercise of the New Option; and

save where the Acquiring Company or, if applicable, such other company over whose shares the New Option is granted, is listed, Rule 15.2 were omitted

9.6

For the purposes of satisfying the conditions set out in paragraph 39(4) of Schedule 3, the market value of any Shares must be determined using a methodology agreed with HMRC in accordance with paragraph 39(8) of Schedule 3.

For the avoidance of doubt, the Scheme remains that of the original scheme organiser after the release.

10.	MANNER OF EXERCISE

10.1

An Option may only be exercised during the periods specified in Rules 8 and 9, and only with monies not exceeding the amount repaid (including any bonus or interest) under the Savings Arrangements entered into in connection therewith as at the date of such exercise. For this purpose, no account shall be taken of such part (if any) of the repayment of any Monthly Contribution, the due date for the payment of which under the Savings Arrangements arises after the date of the repayment.

10.2

An Option may only be exercised in respect of up to the number of Shares for which the Option Price payable is most nearly equal to but does not exceed the aggregate amount of contributions paid under the Savings Arrangement (excluding the amount of any Monthly Contribution the due date of payment of which is more than one calendar month after the date on which repayment is made under the Savings Arrangement) together with the amount of any bonus or interest received or due thereunder as at the date or (if less) the maximum number of Shares in respect of which the Option shall subsist. After the exercise of the Option, any excess contributions paid under the Savings Arrangement will be returned to the Participant.

10.3	Exercise shall be effected by the Participant (or by their duly authorised agent) in such manner as may be determined by the Committee from time to time (including by electronic means).

10.4	Any notification of exercise pursuant to Rule 10.3 shall be accompanied by:

10.4.1	a remittance for the Exercise Price payable to the Company; or

10.4.2	an authority to the Company to withdraw and apply monies equal to the Exercise Price from the Savings Arrangements.

10.5	The effective date of exercise shall be the date of delivery of the notification of exercise.

11.	ISSUE OR TRANSFER OF SHARES

11.1

The Company shall issue or transfer Shares to the Participant pursuant to a valid exercise of an Option in accordance with Rule 9.5 of the Plan (Transfer or allotment timetable) and in any event within 30 days following the effective date of exercise of the Option.

11.2

Shares acquired pursuant to the exercise of an Option shall be subject to the terms of the Plan (including, for the avoidance of doubt, Rule 16 (Malus and Clawback) and the Company’s Bye-laws as amended from time to time.

11.3

Shares to be issued or transferred to or for the benefit of a US Taxpayer in connection with the exercise of an Option shall be transferred, if at all, not later than the 15th day of the third month following the end of the US Tax Year in which the Option first becomes exercisable under any Rule or is the date the Option is no longer subject to a substantial risk of forfeiture for purposes of Section 409A) (which is, for the avoidance of doubt, intended to satisfy the “short-term deferral” exception within the meaning of Section 409A) (or such earlier date as is provided under the UK Sharesave Sub-Plan).

12.	ADJUSTMENTS AND VARIATION OF CAPITAL

12.1

The number of Shares over which an Option has been granted and the Option Price thereof shall be adjusted in such manner as the Committee shall determine following any capitalisation issue (other than a scrip dividend), rights issue, subdivision, consolidation, reduction of share capital or any other variation of share capital of the Company.

12.2	Any adjustment made pursuant to Rule 12.1 to take account of a variation in any share capital of the Company must secure that:

12.2.1

the total Market Value of the Shares which may be acquired by the exercise of the Option is immediately after the variation substantially the same as it was immediately before the variation or variations; and

12.2.2	the total price at which those Shares may be acquired is immediately after the variation substantially the same as it was immediately before the variation or variations,

and that following any such variation the requirements of Schedule 3 to ITEPA continue to be met.

12.3	Subject to Rule 12.4, an adjustment may be made under Rule 12.1 which would have the effect of reducing the Option Price in relation to an Option to be satisfied by an issue of Shares to less than the nominal value of a Share, but only if, and to the extent that, the Committee shall be authorised to capitalise from the reserves of the Company a sum equal to the amount by which the nominal value of the Shares in respect of which the Option is exercisable exceeds the adjusted Exercise Price, and so that on the exercise of any Option in respect of which the Option Price has been so reduced, the Committee shall capitalise and apply such sum (if any) as is necessary to pay up the amount by which the aggregate nominal value of the Shares in respect of which the Option is exercised exceeds the Exercise Price for such Shares.

12.4

Where an Option subsists over both issued and unissued Shares, an adjustment permitted by Rule 12.3 may only be made if the reduction of the Option Price of both issued and unissued Shares can be made to the same extent.

12.5

The Committee shall take such steps as it may consider necessary to notify Participants of any adjustment made under this Rule 12 and to call in, cancel, endorse, issue or reissue any option notification consequent upon such adjustment.

12.6	Any adjustment to an Option pursuant to this Rule 12 shall be notified to HM Revenue and Customs in accordance with Paragraph 40B(6) of Schedule 3 to ITEPA.

13.	NOMINEE ARRANGEMENTS

13.1

Legal title to any Shares which are due to be transferred to the Participant pursuant to the UK Sharesave Sub-Plan may (notwithstanding any other Rule) be transferred to a person (the “Nominee”) appointed by the Company from time to time to hold legal title to such Shares on behalf of the Participant. The Company may, alternatively, arrange for the share certificate relating to Shares transferred to the Participant pursuant to the UK Sharesave Sub-Plan to be deposited with the Nominee.

13.2

The Nominee shall receive and hold Shares (or the share certificate in respect of Shares) on behalf of the Participant in accordance with such terms and conditions as are agreed by the Company from time to time, and by participating in the UK Sharesave Sub-Plan the Participant irrevocably agrees to those terms and conditions (which shall be available to the Participant on request to the Company).

13.3

The transfer of any Shares to the Nominee shall satisfy any obligation of the Company under the UK Sharesave Sub-Plan to transfer Shares to the Participant (and references in the UK Sharesave Sub-Plan to Shares (or legal title thereof) having been transferred to the Participant shall be read accordingly).

14.	ADMINISTRATION

14.1	Any notice or other communication under or in connection with this UK Sharesave Sub-Plan may be given in accordance with Clause 18.7 (Notices) of the Plan.

14.2

The Committee has full authority to administer the UK Sharesave Sub-Plan. The Committee shall have power from time to time to make and vary such regulations (not being inconsistent with the Plan or the Rules of the UK Sharesave Sub-Plan) for the implementation and administration of this UK Sharesave Sub-Plan.

15.	AMENDMENTS

15.1

Subject to Rule 15.2, the Committee may at any time add to or alter the UK Sharesave Sub-Plan or any Option granted thereunder in any respect provided that the UK Sharesave Sub-Plan continues to qualify as a Schedule 3 SAYE. The Committee may also make amendments to Options granted under the UK Sharesave Sub-Plan without the consent of the affected Participants in order to comply or continue to comply with the provisions of, or reflect any legislative amendments to, Schedule 3 to ITEPA and/or as are permissible under Rule 14 (Relocation of Participants Overseas) of the Plan.

15.2

For the avoidance of doubt, Clauses 17.2 (Shareholder approval) and 17.3 (Alterations to disadvantage of Participants) shall apply mutatis mutandis to the UK Sharesave Sub-Plan or any Option granted thereunder albeit that the Company may make any and all alterations or additions pursuant to a decision of HM Revenue and Customs under paragraph 40I of Schedule 3 to ITEPA such that it is required in order that the UK Sharesave Sub-Plan qualifies or continues to qualify as a Schedule 3 SAYE. Rule 15.2 shall not apply to any alteration or addition which is minor and to benefit the administration of the UK Sharesave Sub-Plan or necessary or desirable in order to ensure that the UK Sharesave Sub-Plan continues to qualify as a Schedule 3 SAYE or to comply with or take account of the provisions of any proposed or existing legislation, law or other regulatory requirements or to take advantage of any changes in legislation, law or other regulatory requirements, or to obtain or maintain favourable taxation, exchange control or regulatory treatment of the Company, any Subsidiary of the Company or any Participant or to make minor amendments to benefit the administration of the UK Sharesave Sub-Plan.

15.3	Any alteration to a Key Feature shall be notified to HM Revenue and Customs in accordance with Paragraph 40B(6) of Schedule 3 to ITEPA.

16.	GENERAL

16.1

The UK Sharesave Sub-Plan shall terminate on the Expiration Date, or at any earlier time by resolution of the Committee or an ordinary resolution of the shareholders in general meeting. Such termination shall be without prejudice to the subsisting rights of Participants.

16.2

The invalidity or non-enforceability of any provision or Rule of the UK Sharesave Sub-Plan shall not affect the validity or enforceability of the remaining provisions and Rules of the UK Sharesave Sub-Plan which shall continue in full force and effect.

16.3

A person who is not a party to the Option shall not have any rights under or in connection with it as a result of the Contracts (Rights of Third Parties) Act 1999 except where such rights arise under any provision of the UK Sharesave Sub-Plan for any employer or former employer of the Participant which is not a party.

16.4	Subject to Rules 16.1 to 16.3 above, Rule 18 (Miscellaneous) of the Plan shall apply mutatis mutandis to the UK Sharesave Sub-Plan and/or any Option granted thereunder.

16.5

The Company intends that all Options held by US Taxpayers be structured to satisfy the short-term deferral exception within the meaning of Section 409A or be otherwise exempt from Section 409A, such that no adverse tax consequences, interest, or penalties under Section 409A apply and all Options shall be interpreted consistent with such intent. Notwithstanding anything in the Plan or otherwise to the contrary, the Committee may, without a US Taxpayer’s consent, amend this Schedule 5 or Options, adopt policies and procedures, or take any other actions (including amendments, policies, procedures and retroactive actions) as are necessary or appropriate to preserve the intended tax treatment of an Option, including any such actions intended to exempt this Schedule or any Option from Section 409A, or provide for their compliance therewith, including regulations, guidance, compliance programs and other interpretative authority that may be issued after an Option’s grant date. The Company makes no representations or warranties as to an Option’s tax treatment under Section 409A or otherwise and the Company will have no obligation under this Schedule or otherwise to avoid the taxes, penalties or interest under Section 409A with respect to any Option and will have no liability to any US Taxpayer or any other person if any Option, compensation or other benefits under the Schedule are determined to constitute noncompliant “nonqualified deferred compensation” subject to taxes, penalties or interest under Section 409A.